


SEC Mail Processing Section
RECEIVED
MAR 27 2013
Wash, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to
Commission file number 1-10638

CAMBREX CORPORATION
(Exact name of registrant as specified in its Charter)

Delaware	**22-2476135**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Meadowlands Plaza, East Rutherford, New Jersey	**07073**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(201) 804-3000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: (None)

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐. No ☒.

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐. No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐. No ☒.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $273,334,679 as of June 30, 2012.

As of January 31, 2013, there were 29,938,601 shares outstanding of the registrant's Common Stock, $.10 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2013 Annual Meeting are incorporated by reference into Part III of this Report.

CAMBREX CORPORATION AND SUBSIDIARIES

INDEX TO ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2012

(dollars in thousands, except per share data)

Forward-Looking Statements

This document contains and incorporates by reference forward-looking statements including statements regarding expected performance, especially the Company's estimate relating to the amount and timing of required capital expenditures under its new large Phase III supply agreement, the Company's belief that cash flows from operations, along with funds available from the revolving line of credit, will be adequate to meet the operational and debt servicing needs of the Company, as well as other statements relating to expectations with respect to sales, research and development expenditures, earnings per share, capital expenditures, the outcome of pending litigation (including environmental proceedings and remediation investigations) and related estimates of potential liability, acquisitions, divestitures, collaborations or other expansion opportunities. These statements may be identified by the fact that they use words such as "may," "will," "could," "should," "would," "expect," "anticipate," "intend," "estimate," "believe" or similar expressions. Any forward-looking statements contained herein are based on current plans and expectations and involve risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. The factors described in Item 1A of Part I of this Annual Report on Form 10-K captioned "Risk Factors," or otherwise described in the Company's filings with the Securities and Exchange Commission, as well as any cautionary language in this Annual Report on Form 10-K, provide examples of such risks and uncertainties that may cause the Company's actual results to differ materially from the expectations the Company describes in its forward-looking statements, including, but not limited to, pharmaceutical outsourcing trends, competitive pricing or product developments, government legislation and regulations (particularly environmental issues), tax rate, interest rate, technology, manufacturing and legal issues, including the outcome of outstanding litigation disclosed in the Company's public filings, changes in foreign exchange rates, uncollectible receivables, loss on disposition of assets, cancellation or delays in renewal of contracts, lack of suitable raw materials or packaging materials, and the Company's ability to receive regulatory approvals for its products, as well as risks relating to the Company's new large Phase III supply agreement including that the Company will expend significant resources to expand its manufacturing facilities without any assurance that the new agreement will generate any revenue beyond that would be earned under termination provisions within the agreement, that the customer's product candidate will be successful in Phase III trials or obtain the necessary regulatory approvals to commercialize the product candidate, that the customer's Phase III program will not be terminated early, that anticipated quantities will not be meaningfully reduced, that the planned Phase III and pre-launch activities will proceed on the timeline anticipated, if at all, that the Company's expansion will proceed on the anticipated timeline without disruption to existing customers or our new customer and without disruption to the Company's and its customers' ability to meet key product delivery milestones.

The forward-looking statements are based on the beliefs and assumptions of Company management and the information available to Company management as of the date of this report. The Company cautions investors not to place significant reliance on expectations regarding future results, levels of activity, performance, achievements or other forward-looking statements. The information contained in this Annual Report on Form 10-K is provided by the Company as of the date hereof, and, unless required by law, the Company does not undertake and specifically disclaims any obligation to update these forward-looking statements contained in this Annual Report on Form 10-K as a result of new information, future events or otherwise.

PART I

Item 1 *Business.*

General

Cambrex Corporation (the "Company" or "Cambrex"), a Delaware corporation, began business in December 1981. Cambrex is a life sciences company that provides products and services that accelerate and improve the development and commercialization of new and generic therapeutics. The Company primarily supplies its products and services worldwide to innovator and generic pharmaceutical companies. Cambrex has three operating segments, which are manufacturing facilities that have been aggregated as one reportable segment. The Company's overall strategy is to: grow its portfolio of custom development projects, especially those in the later stages of the clinical trial process; secure long-term supply agreements to produce active pharmaceutical ingredients ("APIs") and intermediates for newly approved drug products; expand sales of products and projects based on its proprietary technologies; and partner with generic drug companies to grow the Company's extensive portfolio of generic APIs. The Company's acquisition of a 51% equity stake in Zenara Pharma ("Zenara") also gives the Company the additional capability of producing final dosage form products as well as establishing it as one of the leading global suppliers to the nicotine replacement therapy ("NRT") market. The Company also seeks to demonstrate excellence in regulatory compliance, environmental, health and safety performance, and customer service.

(dollars in thousands, except per share data)

The Company uses a consistent business approach:

- Niche Market Focus: The Company participates in niche markets where significant technical expertise provides a competitive advantage and market differentiation.

- Market Leadership: The Company secures leading market positions through excellent customer service, proprietary technologies, specialized capabilities and an outstanding regulatory record and leverages these capabilities across the market segments in which it participates.

- New Products and Services: The Company continues to invest in research and product development ("R&D") in order to introduce innovative products and services to accelerate revenue growth, provide a competitive advantage and maintain its leading market positions.

- Operational Excellence: The Company maintains its commitment to continually improve productivity and customer service levels and maintains excellent quality and regulatory compliance systems.

- Acquisition and Licensing: The Company may drive growth in strategic business segments through the prudent acquisition of businesses, products, product lines, technologies and capabilities to enhance the Company's position in its niche markets.

Market Overview and Growth Drivers

The Company participates in markets that serve the healthcare industry. Customers include generic drug companies and companies that discover and commercialize new small molecule human therapeutics using organic chemistry.

The aging western population, continued investment in healthcare research and drug development, growth in the world's developing markets, and the necessity to develop life saving therapeutics to address unmet needs drives business growth in life sciences companies. Aging "baby boomers" in the United States, Europe and Japan may provide an enormous healthcare opportunity. This group typically has more education, a higher socio-economic level and higher demands for healthcare services than previous generations.

Demand for Cambrex products and services is dependent upon some of its customers' continuing access to financial resources to advance their R&D projects for therapeutic candidates from the laboratory to the clinic, and eventually, to the patient. Healthcare investment comes from a variety of sources. Large pharmaceutical and biotechnology companies spend billions on drug discovery and development. Macro-economic conditions can have an impact on the availability of funding for the Company's customers, especially those customers dependent upon venture capital and other private sources of funding.

Once a drug is identified, companies develop a robust process for the manufacture of clinical and commercial quantities. Product testing, analytical methods and quality processes are integrated into the manufacturing process. This is a critical step to getting a commercially viable drug to market. Cambrex excels in the manufacture and testing of APIs and drug substances at laboratory, clinical and commercial scale and specializes in optimizing manufacturing processes.

Demand for outsourced services from pharmaceutical companies continues to grow. Large pharmaceutical and biotechnology companies may outsource the development and manufacturing of a drug substance to manage multiple internal priorities, access new technologies or additional capacity, preserve needed capital or ensure multiple sources of supply. Many emerging pharmaceutical and generic drug companies outsource all process development and manufacturing and many larger pharmaceutical companies have publicly stated that they will increasingly outsource the manufacturing of drug products. Cambrex is particularly well positioned to assist drug companies with these much needed services for traditional APIs.

New drugs are typically patented. When the patent expires, the drug may be manufactured and marketed in its generic form. Growth in the generic drug market is driven by the continuing stream of drug patents that will expire in the future and favorable market forces that encourage the use of generic pharmaceuticals as a more cost effective health care alternative to higher-priced branded drugs. In the United States, and many countries in Europe, governments and prescription benefit management companies provide incentives for generic substitution to reduce costs. Cambrex manufactures over 70 generic APIs, typically in relatively small quantities for use in niche therapeutics.

The market for human therapeutics is regulated by the Food and Drug Administration ("FDA") in the United States and other regulatory agencies throughout the world. These agencies oversee and regulate the development, manufacturing and commercialization process for APIs and regulated intermediates. Excellent regulatory and quality systems are essential to serve the industry and serve as a barrier to entry for potential new competitors.

Competitors from developing markets have increased their capabilities in drug substance manufacturing and finished dosage form drugs in recent years. While overall global demand has been lifted by the rapid growth in certain developing markets, the presence of competitors within these markets, who have lower cost structures, have resulted in downward pricing pressure throughout the pharmaceutical supply chain, and especially on generic APIs and certain development services for clinical phase products. Pricing pressures, due to developing market competitors, on later stage clinical projects and supply arrangements for patented products has been limited to date, although these pressures may increase as developing markets become more acceptable as suppliers to larger pharmaceutical companies. The Company owns a 51% equity stake in Zenara, a Hyderabad, India based pharmaceutical company focused on the formulation of final dosage form products. Cambrex also sources R&D services, raw materials and certain intermediates from developing market companies and will continue to do so. The Company will also continue to assess additional opportunities to invest in, or partner with, companies with capabilities in these geographies.

Development of the Business

The discussion below provides insight into the general development of the Company's business, including recent acquisitions and dispositions of assets.

In November 2010, the Company acquired a 51% equity stake in Zenara for approximately $18,900. Zenara is a Hyderabad, India based pharmaceutical company focused on the formulation of final dosage form products. Pursuant to the stock purchase agreement, Cambrex will acquire the remaining 49% in early 2016 at a value to be determined using a weighted combination of a multiple of 2015 earnings before interest, taxes, depreciation and amortization ("EBITDA") and cumulative EBITDA for the years 2011 through 2015, adjusted for Zenara's net debt or net cash position. Cambrex accounts for its investment in Zenara using the equity method of accounting. See Notes 2 and 7 to the Company's consolidated financial statements for additional information.

Products

The Company uses its technical expertise in a wide range of chemical processes to meet the needs of its customers for high quality products and services for specialized applications.

The Company's business is primarily comprised of the custom development and manufacture of pharmaceutical ingredients derived from organic chemistry. Products and services are supplied globally to innovator and generic drug companies. Products include APIs, pharmaceutical intermediates and, to a lesser extent, other fine chemicals. The Company's acquisition of a 51% equity stake in Zenara also gives the Company the additional capability of producing final dosage form products and establishes it as one of the leading global suppliers to the NRT market.

The Company's products and services are sold to a diverse group of several hundred customers, with one customer, Gyma Laboratories of America, Inc. ("Gyma"), a distributor representing multiple customers, accounting for 12.5% of 2012 consolidated sales. The Company's products are sold through a combination of direct sales and independent agents. One API, sold to multiple customers, accounted for 11.9% of 2012 consolidated sales. The Company currently has a supply agreement related to this API that accounted for 6.0% of 2012 consolidated sales and a supply agreement for another API that accounted for 8.0% of 2012 consolidated sales, both of which are scheduled to expire on December 31, 2013. The Company intends to seek to renegotiate new or extended agreements prior to expiration, but there is no guarantee that these contracts will be renewed or extended.

The following table shows gross sales to geographic area:

	2012	2011	2010
Europe	$ 150,678	$ 156,814	$ 127,009
North America	105,439	75,979	78,497
Asia	12,827	10,448	12,554
Other	8,987	11,234	8,376
Total	$ 277,931	$ 254,475	$ 226,436

(dollars in thousands, except per share data)

Marketing and Distribution

The Company's products generally include higher value, low-to-medium volume niche products requiring significant technical expertise to develop and manufacture. Marketing generally requires significant cooperative effort among a highly trained sales and marketing staff, a scientific staff that can assess the technical fit and estimate manufacturing economics, manufacturing and engineering staff to scale up the chemical process and business unit management to determine the strategic and operational fit. The process to take a client's project from the clinical trial stage to a commercial, approved therapeutic may take from two to ten years. The Company uses sales agents and independent distributors in those areas where they are deemed to be more effective or economical than direct sales efforts.

Raw Materials

The Company uses a wide array of raw materials in its businesses. For its products, the Company generally will attempt to have a primary and secondary supplier for its critical raw materials. Prices for these raw materials are generally stable, except for the petroleum-based solvents and certain other commodity materials, where prices can vary with market conditions.

Research and Development

The Company's R&D program is designed to increase the Company's competitiveness by improving its technology and developing processes for the manufacture of new products to meet customer requirements. The goals are to introduce innovative and proprietary products, improve manufacturing processes to reduce costs, improve quality and increase capacity to identify market opportunities that warrant significant technical expertise, and offer the prospects of a long-term, profitable business relationship. R&D activities are performed at all of the Company's manufacturing facilities in both the United States and Europe. Approximately 120 employees are at least partially involved in R&D activities worldwide.

The Company spent $9,544, $11,037 and $10,305 in 2012, 2011 and 2010, respectively, on R&D efforts.

Patents and Trademarks

The Company has patent protection covering certain products, processes and services. In addition, the Company also relies on know-how and trade secrets (related to many of its manufacturing processes and techniques not generally known to other companies) for developing and maintaining its market position. The Company currently owns 15 issued patents and has 26 patent applications pending in the United States and owns 159 patents and has 97 patent applications pending in foreign countries covering various technologies. The Company seeks to protect its proprietary technology and prepares new patent applications as decisions are made to patent new inventions.

The patent rights the Company considers most significant to its business are U.S. Patent Nos. 6,828,336 and 6,586,449 and 26 foreign counterparts which relate to its nicotine polacrilex resin products and methods of manufacturing, and expire on May 28, 2022.

The Company's products and services are sold around the world under trademarks that are owned by the Company. This includes Profarmaco, which is registered around the world as a word and design mark. Rights in this trademark will exist at least as long as the Company or its majority owned subsidiaries continue to use the trademark.

The Company has entered into a worldwide perpetual license agreement with Celgene Corporation and Celgro Corporation that gives the Company the exclusive rights to certain intellectual property, including know-how and technology, relating to the development and manufacture of chirally pure bulk APIs. This intellectual property is related to 5-MAT and amphetamine salts currently sold by the Company. Under the terms of this agreement, the Company pays no royalties or fees related to its use of this intellectual property.

(dollars in thousands, except per share data)

Competition

The Company has over 25 primary API and advanced intermediate competitors throughout Western Europe and the United States and many more competitors within various segments of the markets the Company serves, including a growing number of competitors in Asia, Eastern Europe and other low-cost areas. The Company believes that low cost providers have had the impact of driving prices down for many products and services for which the Company competes to provide, and the Company anticipates that it will face increased competition from these providers in the future. It is expected that regulatory compliance, product quality, pricing, and logistics will determine the extent of the long term impact of these competitors in the primary markets that the Company serves. If the Company perceives significant competitive risk and a need for technical or financial commitment, it generally attempts to negotiate long term contracts or guarantees from its customers.

Environmental and Safety Regulations and Proceedings

General: Certain products manufactured by the Company involve the use, storage and transportation of toxic and hazardous materials. The Company's operations are subject to extensive laws and regulations relating to the storage, handling, emission, transportation and discharge of materials into the environment and the maintenance of safe working conditions. The Company maintains environmental and industrial safety and health compliance programs and training at its plants and believes that its manufacturing operations are in compliance with all applicable safety, health and environmental laws.

Prevailing legislation tends to hold companies primarily responsible for the proper disposal of its waste even after transfer to third party waste disposal facilities. Other future developments, such as increasingly strict environmental, safety and health laws and regulations, and enforcement policies, could result in substantial costs and liabilities to the Company and could subject the Company's handling, manufacture, use, reuse or disposal of substances or pollutants at its plants to more rigorous scrutiny than at present.

Known environmental matters that may result in liabilities to the Company and the related estimates and accruals are summarized in Note 19 to the Company's consolidated financial statements.

Present and Future Environmental Expenditures: The Company's policy is to comply with all legal requirements of applicable environmental, health and safety laws and regulations. The Company believes it is in compliance with such requirements and has adequate professional staff and systems in place to remain in compliance. In some cases, compliance can only be achieved by capital expenditures, and the Company made capital expenditures of $3,757, $3,088 and $2,321 in 2012, 2011 and 2010, respectively, for environmental projects. As the environmental proceedings in which the Company is involved progress from the remedial investigation and feasibility study stage to implementation of remedial measures, related expenditures may increase. The Company considers costs for environmental compliance to be a normal cost of doing business and includes such costs in pricing decisions.

Employees

At December 31, 2012, the Company had 891 employees worldwide (627 of whom were from international operations) compared with 833 employees at December 31, 2011 and 829 at December 31, 2010.

Non-U.S. production, administration, scientific and technical employees are represented by various local and national unions. The Company believes its labor relations are satisfactory.

Seasonality

The Company experiences some seasonality primarily due to planned plant shutdowns by the Company and certain customers in the third quarter. Operating results for any quarter, however, are not necessarily indicative of results for any future period. In particular, as a result of various factors including, but not limited to, acquisitions, plant shutdowns, and the timing of large contract revenue streams, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance.

(dollars in thousands, except per share data)

Export and International Sales

The Company exports numerous products to various areas, principally Western Europe and Asia. Export sales from the Company's domestic operations in 2012, 2011 and 2010 amounted to $32,872, $31,605 and $18,529, respectively. Sales from international operations were $168,202, $171,068, and $155,073 in 2012, 2011 and 2010, respectively. Refer to Note 17 to the Company's consolidated financial statements.

Additional Information

Cambrex Corporation was incorporated as a Delaware corporation in 1981. The Company's principal office is located at One Meadowlands Plaza, East Rutherford, NJ 07073 and its telephone number is (201) 804-3000.

This Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q, the Company's Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on the Company's Internet website www.cambrex.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The most recent certifications by the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to this Annual Report on Form 10-K. The Company also files with the New York Stock Exchange ("NYSE") the Annual Chief Executive Officer Certification as required by Section 303A.12.(a) of the NYSE Listed Company Manual.

The following corporate governance documents are available free of charge on the Company's website: the charters of its Audit, Regulatory Affairs, Compensation and Governance Committees, its Corporate Governance Guidelines, its Code of Business Conduct and Ethics and its Independence Standards for Directors. These corporate governance documents are also available in print to any stockholder requesting a copy from its corporate secretary at its principal executive offices. Information contained on its website is not part of this report. The Company will also post on its website any amendments to or waivers of its Code of Business Conduct and Ethics that relate to its Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

Item 1A ***Risk Factors.***

Factors That May Affect Future Results

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered, including the cautionary note under the heading "Forward-Looking Statements." If any of the following risks manifests, the Company's business, financial condition, operating results and cash flows could be materially adversely affected. The risks and uncertainties described below are not the only ones the Company faces. Additionally, risks and uncertainties not presently known to the Company or that it currently deems immaterial also may impair its business, financial condition, operating results and cash flows in the future.

Certain of the Company's customers and suppliers comprise a significant percentage of the Company's business and the loss of one or more of these customers or suppliers could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Gyma, a distributor representing multiple customers, accounted for 12.5% of sales during 2012 and an additional 14% of sales were derived from two contracts scheduled to expire at the end of 2013. In addition, one API, sold to multiple customers, accounted for 11.9% of sales in 2012 and included one customer representing 6.0% of 2012 sales that is covered under a contract expiring at the end of 2013. The Company has also observed increasing pressure on the part of its customers to reduce costs, including the use of its services and products, as a result of macro-economic trends and various market dynamics specifically affecting the pharmaceuticals industry. Should one or more of the Company's customers renegotiate on terms more favorable to them, or discontinue or decrease their usage of the Company's services and products, the loss could have a material adverse effect on the Company's financial position, results of operations and cash flow.

(dollars in thousands, except per share data)

New technologies, competition or a reduction in demand for Cambrex's products could reduce sales.

The markets for the Company's products are competitive and price sensitive. The Company's competitors may lower prices on products in the future and the Company may, in certain cases, respond by lowering its prices. Conversely, failure to anticipate and respond to price competition may adversely impact Cambrex's market share. Companies may develop new technologies that would negatively impact the Company's ability to competitively provide certain products and services. Several of Cambrex's customers, especially those that buy its generic APIs, have internal capabilities similar to Cambrex's. If one or more of these customers replace the Company's products or services with their own internal capabilities, demand for the Company's products may decrease. In addition, demand for the Company's products may weaken due to a reduction in R&D budgets, loss of distributors or other factors. A reduction in demand for the Company's products could impair profit margins and may have a material adverse effect on the Company's financial position, results of operation and cash flow.

The Company's failure to obtain new contracts or renew existing contracts may adversely affect its business.

Many of Cambrex's contracts with its customers are short term in duration. As a result, the Company must continually replace its contracts with new contracts, which subjects the Company to potentially significant pricing pressures. In the event the Company is unable to replace these contracts timely or at all, or is forced to accept terms, including pricing terms, less favorable to the Company, the Company's revenue may not be able to be sustained or may decline. In addition, certain of the Company's long-term contracts may be cancelled or delayed by clients for any reason upon notice. Multiple cancellations, non-renewals, or renewals on less favorable terms to the Company of significant contracts could materially impact the Company's business. The Company currently has two supply agreements that account for approximately 14.0% of 2012 consolidated sales that are scheduled to expire on December 31, 2013. While the Company intends to seek to renegotiate new or extended agreements prior to expiration, if these contracts cannot be renewed or extended on terms acceptable to the Company or at all, the Company's business, results of operation and financial condition could be materially adversely affected.

Failure to obtain products and raw materials from third-party manufacturers could affect the Company's ability to manufacture and deliver its products.

The Company relies on third-party manufacturers to supply many of its raw materials and intermediates. In addition, the Company has a single source for supplies of some raw materials to its products. Manufacturing problems may occur with these and other outside sources. Prolonged disruptions in the supply of any of the Company's key raw materials, difficulty implementing replacement materials or new sources of supply, or a significant increase in the prices of raw materials could have a material adverse effect on the Company's operating results, financial condition or cash flows. If a supplier provides the Company raw materials or other supplies that are deficient or defective or if a supplier fails to provide the Company such materials or supplies in a timely manner, the Company may have limited ability to find appropriate substitutes or otherwise meet required specifications and deadlines. Moreover, the Company could experience inventory shortages if it is required to use an alternative supplier on short notice, which also could lead to raw materials being purchased on less favorable terms than the Company has with its regular suppliers. If such problems occur, the Company may not be able to manufacture its products profitably or on time, which could have a material adverse effect on the Company's business.

Failure to obtain sufficient quota from the Drug Enforcement Administration ("DEA") could affect the Company's ability to manufacture and deliver its products.

The starting materials used in several of the Company's products and many of the Company's finished products are controlled substances and are regulated by the DEA. Consequently, their manufacture, shipment (including import and export), storage, sale and use are subject to a high degree of regulation. In particular, the DEA limits the manufacturing and distribution of the starting materials and APIs manufactured by the Company and it must apply for quota annually to obtain and manufacture these substances. As a result of these limitations, the Company may not be able to meet commercial demand for these substances, which could harm its relationship with customers and its reputation. If the Company's DEA registration were revoked or suspended, or if any of the Company's quota applications were rejected, the Company could no longer lawfully possess, manufacture or distribute controlled substances, which could have a material adverse effect on the Company's business.

Disruptions to the Company's or its customers' manufacturing operations or supply chain could adversely affect its results.

Due to heavy reliance on manufacturing and related operations to produce and distribute the products the Company sells, the Company could be adversely affected by disruptions to these operations or its customers' operations. The Company and its suppliers and customers operate in a highly regulated industry. Any violation of applicable regulations, failure to meet applicable manufacturing standards, or other actions by regulatory agencies, including, but not limited to, plant shutdowns, the removal of a product from the market, or product recalls that eliminate or reduce the Company's and its customer's sales of products or services could negatively impact the Company's business. In addition, a number of factors could cause production interruptions at the Company's facilities, including equipment malfunctions, disruptions in the supply chain, facility contamination, labor problems, raw material shortages or contamination, natural disasters, disruption in utility services, fire, terrorist activities, human error or disruptions in the operations of the Company's suppliers. Any significant disruption to those operations for these or any other reasons could adversely affect the Company's sales and customer relationships. Any sustained reduction in the Company's ability to provide products would negatively impact its sales growth expectations, cash flows and profitability.

Litigation may harm the Company or otherwise negatively impact its management and financial resources.

The Company's business is subject to the risk of litigation by employees, customers, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. For example, in the past the Company has been party to proceedings instituted by the Federal Trade Commission as well as suits commenced by State Attorneys General and class-action plaintiffs. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Complex or extended litigation could cause the Company to incur large expenditures and distract its management. For example, lawsuits by employees, stockholders, counterparties to acquisition and divestiture contracts, collaborators, distributors, customers, or end-users of the Company's products or services could be very costly and substantially disrupt its business. The cost to defend current and future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of the Company's products, regardless of whether the allegations are valid or whether the Company is ultimately found liable. Disputes from time to time with such companies or individuals are not uncommon, and the Company cannot be assured that it will always be able to resolve such disputes out of court or on terms favorable to the Company. As a result, litigation may adversely affect its business, financial condition and results of operations.

Refer to Note 19 to the Company's consolidated financial statements for a discussion of the Company's environmental and legal matters.

Incidents related to hazardous materials could adversely affect the Company.

Portions of the Company's operations require the controlled use of hazardous materials. In the event of accidental contamination of property or injury to individuals caused by these materials, the Company could be liable for damages which could adversely affect its business. Additionally, any incident could shut down the Company's research and manufacturing facilities and operations, which could have a material adverse effect on the business and results of operations of the Company.

The Company generates waste that must be transported to approved storage, treatment and disposal facilities. The transportation and disposal of such waste are required to meet applicable state and federal statutes and regulations. The storage, treatment and disposal of such waste potentially exposes the Company to environmental liability if, in the future, such transportation and disposal are deemed to have violated such statutes or regulations or if the storage, treatment and disposal facilities are inadequate and are proved to have damaged the environment.

The Company is also party to several environmental remediation investigations and cleanups and, along with other companies, has been named a potentially responsible party ("PRP") for certain waste disposal sites. The Company's estimated reserve for environmental remediation is based on information currently available to it and may be subject to material adjustment upward or downward in future periods as new facts or circumstances may indicate. Moreover, despite its efforts to comply with environmental laws, the Company may face significant remediation liabilities and additional legal proceedings concerning environmental matters, which could have a material adverse effect on the Company's business.

It is the Company's policy to record appropriate liabilities for environmental matters where remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are based on the Company's best estimate of the undiscounted future costs required to complete the remedial work. Environmental matters often span several years and frequently involve regulatory oversight or adjudication. Additionally, many remediation requirements are fluid and are likely to be affected by future technological, site and regulatory developments. Each of these matters is subject to various uncertainties, and it is possible that some of these liabilities will be significantly higher than the Company has estimated.

In matters where the Company has been able to reasonably estimate its liability, the Company has accrued for the estimated costs associated with the study and remediation of applicable sites not owned by the Company and the Company's current and former operating sites. The reserves are adjusted periodically as remediation efforts progress or as additional technical, regulatory or legal information become available. Given the uncertainties regarding the status of laws, regulations, enforcement, policies, the impact of other PRPs, technology and information related to individual sites, the Company does not believe it is possible to currently develop an estimate of the range of reasonably possible environmental loss in excess of its reserves.

Refer to Note 19 to the Company's consolidated financial statements for a discussion of the Company's environmental and legal matters.

Potential product liability claims, errors and omissions claims in connection with services the Company performs and potential liability under indemnification agreements between the Company and its officers and directors could adversely affect the Company.

The Company manufactures products intended for use by the public. These activities could expose the Company to risk of liability for personal injury or death to persons using such products. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with customers (the scope of which may vary by customer, and the performances of which are not secured) and insurance maintained by customers. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements, if the indemnity, although applicable, is not performed in accordance with its terms or if the Company's liability exceeds the amount of applicable insurance or indemnity. In addition, the Company could be held liable for errors and omissions in connection with the services it performs. The Company currently maintains product liability and errors and omissions insurance with respect to these risks. There can be no assurance, however, that the Company's insurance coverage will be adequate or that insurance coverage will continue to be available on terms acceptable to the Company.

The Company also indemnifies its officers and directors for certain events or occurrences while the officer or director was serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Although the Company has a director and officer insurance policy that covers a portion of any potential exposure, the Company could be materially and adversely affected if it were required to pay damages or incur legal costs in connection with a claim above its insurance limits.

Any claims beyond the Company's insurance coverage limits, or that are otherwise not covered by the Company's insurance, may result in substantial costs and a reduction in its available capital resources.

The Company maintains property insurance, employer's liability insurance, product liability insurance, general liability insurance, business interruption insurance, and directors and officers liability insurance, among others. Although the Company maintains what it believes to be adequate insurance coverage, potential claims may exceed the amount of insurance coverage or may be excluded under the terms of the policy, which could cause an adverse effect on the Company's business, financial condition and results from operations. In addition, in the future the Company may not be able to obtain adequate insurance coverage or the Company may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage.

The Company depends on key personnel and the loss of key personnel could harm the Company's business and results of operations.

The Company depends on its ability to attract and retain qualified scientific and technical employees as well as a number of key executives. These employees may voluntarily terminate their employment with the Company at any time. There can be no assurance the Company will be able to retain key personnel, or to attract and retain additional qualified employees. The Company does not maintain key-man or similar policies covering any of its senior management or key personnel. The Company's inability to attract and retain key personnel would have a material adverse effect on the Company's business.

The Company has made significant capital investments to its facilities to meet its potential future needs and, as a result, the Company depends on the success of attracting new and retaining existing customers' projects and their continued business.

The Company has made substantial investments in all of its manufacturing facilities. With the completion of these facilities, the Company's fixed costs have increased. If the Company is not able to utilize the facilities to capacity, its margins could be adversely affected.

In particular, as previously announced, the Company intends to expand its large-scale manufacturing capacity to support expected growth in the business and an agreement signed during 2012 to provide Phase III and commercial launch batches for a customer. There can be no assurance that this supply agreement will generate any revenue beyond what would be earned under termination provisions within the agreement. In addition, the customer's product candidate may not be succesful in Phase III trials and may not obtain the necessary regulatory approvals to commercialize its product candidate. The customer's Phase III program may be terminated early or may not proceed on the timeline anticipated. Anticipated quantities under the agreement may be meaningfully reduced. If the supply agreement does not generate the revenues that the Company expects, the Company may have excess large-scale manufacturing capacity due to the expansion it intends to undertake, which could adversely affect the Company's results of operations. Moreover, the Company's expansion may not proceed on the anticipated timeline, which could disrupt supply to existing customers or disrupt the Company's or its customers' ability to meet key product delivery milestones. Such a disruption could damage the Company's relationship with customers and adversely affect the Company's results of operations.

Global growth is subject to a number of economic risks.

The tightening of credit in financial markets in recent years adversely affects the ability of the Company's customers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for its products and services as well as impact the ability of the Company's customers to make payments. The Company believes that cash flows from operations, along with funds available from a revolving line of credit, will be adequate to meet the operational and debt servicing needs of the Company, but if this does not continue to be the case the Company's business may be materially adversely affected. There is a risk that the funds available to be drawn under the Company's revolving line of credit may not be available in the event of the failure of one or more participant banks. Significant movements in the rate of exchange between the U.S. dollar and certain currencies, primarily the Euro and Swedish krona, may also adversely affect the Company's results.

If the Company acquires other businesses, its business may be harmed by difficulties in integration and employee retention, unidentified liabilities of the acquired businesses, or obligations incurred in connection with acquisition financings.

All acquisitions involve known and unknown risks that could adversely affect the Company's future revenues and operating results. For example:

- The Company may fail to successfully integrate its acquisitions in accordance with its business strategy.
- The initial rationale for the acquisition may not remain viable due to a variety of factors, including unforeseen regulatory changes and market dynamics after the acquisition, and this may result in a significant delay or reduction in the profitability of the acquisition.
- Integration of acquisitions may divert management's attention away from the Company's primary product offerings, resulting in the loss of key customers or personnel, and may expose the Company to unanticipated liabilities.

(dollars in thousands, except per share data)

- The Company may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses it acquires. If the Company cannot retain such personnel, it may not be able to locate or hire new skilled employees and experienced management to replace them.
- The Company may purchase a business that has contingent liabilities that include, among others, known or unknown patent or product liability claims.
- The Company's acquisition strategy may require it to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership.
- The Company may purchase businesses located in jurisdictions where it does not have operations and as a result it may not be able to anticipate local regulations and the impact such regulations have on its business.

Any indemnities or warranties obtained in connection with such acquisitions may not fully cover the ultimate actual liabilities the Company incurs due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

As a result of acquiring businesses or entering into other significant transactions, the Company may experience significant charges to earnings for merger and related expenses. If the Company is not able to successfully integrate the acquired business, it may affect the Company's results of operations and the market price of its common stock. Furthermore, if the Company is unable to improve the operating margins of acquired businesses or operate them profitably, it may be unable to achieve its growth strategy.

In addition, if the Company makes one or more significant acquisitions in which the consideration includes equity shares or other securities or additional capital is raised through one or more equity financings, equity interests in Cambrex may be significantly diluted and may result in a dilution of earnings per share. If the Company makes one or more significant acquisitions in which the consideration includes cash, it may be required to use a substantial portion of its available cash or incur a significant amount of debt or otherwise arrange additional funds to complete the acquisition, which may result in reduced liquidity, a decrease in its net income and a consequential reduction in its earnings per share.

There are risks associated with the Company's acquisition of a 51% equity stake in Zenara including, but not limited to, Cambrex's ability to achieve its goals established for that business and to fund its obligation to purchase the remaining 49% equity stake in 2016.

In November 2010, the Company purchased 51% of the equity in Zenara for approximately $18,900, and is required to purchase the remaining 49% in 2016 based upon a formula derived from Zenara's future EBITDA. The Company may, at its option, purchase the remaining equity in cash or a combination of cash and up to 50% of the consideration in Cambrex stock.

To the extent Zenara has significant EBITDA during the period covered by the Company's contractual buyout formula, substantial consideration will be required to purchase the remaining 49%. A large cash payment could require borrowing under the Company's credit facility. Additionally, the uncertainty regarding the amount of consideration required for the 2016 buyout of the 49% may impact the Company's future borrowing ability, result in higher interest expense, or possibly result in difficulty securing any credit arrangements in the future. Additionally, issuance of any stock to satisfy a portion of this obligation could have a dilutive effect on holders of Cambrex common stock. In the event that Cambrex is unable to compensate the 49% equity holder for its shares in 2016, the 49% shareholder has certain rights, including the right to force a sale of Zenara to a third party to secure their payment.

Zenara is currently not profitable, and there is no guarantee that it will be in the future. Should Zenara not meet its goals or continue to generate losses, it could negatively impact the Company's consolidated results, cash flows and stock price.

The Company has a significant amount of debt.

The Company has a $250,000 revolving credit facility of which $64,000 was outstanding at December 31, 2012. This facility expires in November 2016. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the credit facility, it will be in default. This current debt arrangement requires the Company to comply with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

(dollars in thousands, except per share data)

Even if the Company is able to meet its debt service obligations, the amount of debt it has could adversely affect the Company by limiting its ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes. It also places the Company at a disadvantage relative to its competitors who may have lower levels of debt, while making it more vulnerable to a downturn in its business or the economy in general. It also requires the Company to use a substantial portion of its cash to pay principal and interest on its debt, instead of investing those funds in the business.

The Company's liquidity, business, financial condition, results of operations and cash flows could be materially and adversely affected if the financial institutions which hold its funds fail.

The Company has significant funds held in bank deposits, money market funds and other accounts at certain financial institutions. A significant portion of the funds held in these accounts exceed insurable limits. In the normal course of business, the Company maintains cash balances with European Union banks ranging from $5,000 - $15,000. The Company routinely monitors the risks associated with these institutions and diversifies its exposure by maintaining smaller balances with multiple financial institutions. If any of the financial institutions where the Company has deposited funds were to fail, the Company may lose some or all of its deposited funds. Such a loss could have a material and adverse effect on the Company's liquidity, business, financial condition, results of operations and cash flows.

The Company has significant inventories on hand.

The Company maintains significant inventories and has an allowance for slow-moving and obsolete inventory. Any significant unanticipated changes in future product demand or market conditions, including obsolescence or the uncertainty in the global market, could also have an impact on the value of inventory and adversely impact the Company's results of operations.

International unrest or foreign currency fluctuations could adversely affect the Company's results.

The Company's international revenues, which include revenues from its non-U.S. subsidiaries and export sales from the U.S., represent the majority of its product revenues.

There are a number of risks arising from the Company's international business, including:

- the possibility that nations or groups could boycott its products;
- general economic decline or political unrest in the markets in which it operates;
- less protection for intellectual property rights in some countries;
- unexpected changes in regulatory requirements;
- the difficulties and expenses of compliance with a wide variety of foreign laws and regulations;
- longer accounts receivable cycles in certain foreign countries;
- import and export licensing requirements; and
- government sanctions may reduce or eliminate the Company's ability to sell its products in certain countries.

In addition, a significant portion of the Company's business is conducted in currencies other than the U.S. dollar, which is its reporting currency. The Company recognizes foreign currency gains or losses arising from its operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which the Company does business have caused, and will continue to cause, foreign currency transaction gains and losses. The Company cannot predict the effects of exchange rate fluctuations upon its future operating results because of the number of currencies involved, the variability of currency exposures, and the potential volatility of currency exchange rates. The Company engages in limited foreign exchange hedging transactions to mitigate the impact of this volatility on its operations, but its strategies are short-term in nature and may not adequately protect its operating results from the full effects of exchange rate fluctuations.

Cambrex's global operations expose the Company to additional risks that could have an adverse effect on its business, financial position and results of operations.

Cambrex's operations extend to numerous countries outside of the U.S. including a 51% interest in Zenara located in Hyderabad, India. There are significant risks associated with the establishment of foreign operations, including, but not limited to: geopolitical risks, terrorism, inflation, foreign currency exchange rates and the impact of shifts in the U.S. and local economies on those rates, compliance with local laws and regulations, the protection of the Company's intellectual property and that of its customers, the ability to integrate its corporate culture with local customs and cultures, and the ability to effectively and efficiently supply its international facilities with the required equipment and materials. If the Company is unable to effectively manage these risks, these locations may not produce the revenues, earnings, or strategic benefits that it anticipates which could have a material adverse affect on the Company's business.

Finally, the Company operates in certain jurisdictions that have experienced governmental corruption to some degree and, in some circumstances, anti-bribery laws may conflict with some local customs and practices. As a result of the Company's policy to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws, the Company may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws.

Cambrex's operating results may unexpectedly fluctuate in future periods.

The Company's revenue and operating results have fluctuated, and could continue to fluctuate, on a quarterly basis. The operating results for a particular quarter may be lower than expected as a result of a number of factors, including, but not limited to, the timing of contracts; the delay or cancellation of a contract; the mix of services provided; seasonal slowdowns in different parts of the world; the timing of start-up expenses for new services and facilities; the timing of accounts receivable collections; pension contributions; changes in government regulations; and unfavorable exchange rates with the U.S. dollar. Because a high percentage of the Company's costs are relatively fixed in the short term, such as the cost of maintaining facilities and compensating employees, any one of these factors could have a significant impact on the Company's quarterly results. In some quarters, the Company's revenue and operating results may fall below the expectations of securities analysts and investors due to any of the factors described above.

The possibility the Company will be unable to protect its technologies could affect its ability to compete.

The Company's success depends to a significant degree upon its ability to develop proprietary products and technologies. However, the Company cannot be assured that patents will be granted on any of its patent applications. The Company also cannot be assured that the scope of any of its issued patents will be sufficiently broad to offer meaningful protection. The Company has patents issued in selected countries, therefore, third parties can make, use, and sell products covered by its patents in any country in which the Company does not have patent protection. In addition, issued patents or patents the Company licenses could be successfully challenged, invalidated or circumvented so that its patent rights would not create an effective competitive barrier. The Company provides its customers the right to use its products under label licenses that are for research purposes only. These licenses could be contested, and the Company cannot be assured that it would either be aware of an unauthorized use or be able to enforce the restrictions in a cost-effective manner.

If a third party claimed an intellectual property right to technology the Company uses, the Company may need to discontinue an important product or product line, alter its products and processes, defend its right to use such technology in court or pay license fees. Although the Company may, under these circumstances, attempt to obtain a license to such intellectual property, it may not be able to do so on favorable terms, or at all. Additionally, if Cambrex's products are found to infringe on a third party's intellectual property, the Company may be required to pay damages for past infringement, and lose the ability to sell certain products or receive licensing revenues.

The Company also relies on trade secrets, unpatented proprietary know-how and continuing technological innovation that it seeks to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements will be breached and the Company will not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, Cambrex's trade secrets and proprietary technology may otherwise become known or be independently developed by its competitors or the Company may not be able to maintain the confidentiality of information relating to such products.

The Company could be subject to impairment charges in the future.

Under U.S. GAAP, the Company is required to evaluate goodwill for impairment at least annually. If the Company determines that the fair value is less than the carrying value, an impairment loss will be recorded in the Company's statement of operations. The determination of fair value is a highly subjective exercise and can produce significantly different results based on the assumptions used and methodologies employed. If the Company's projected long-term sales growth rate, profit margins or terminal rate are considerably lower or the assumed weighted average cost of capital is considerably higher, future testing may indicate impairment and the Company would have to record a non-cash goodwill impairment loss in its statement of operations.

The Company accounts for its investment in Zenara using the equity method of accounting and, as a result, the Company records its share of Zenara's net income or loss on the Company's income statement. The Company does not separately test an investee's underlying assets for impairment but will recognize its share of any impairment charge recorded by an investee in earnings and consider the effect of the impairment on its investment. Additional losses at Zenara may require the Company to evaluate the carrying value of its investment. A conclusion by the Company that additional losses at Zenara are other than temporary could result in a material non-cash impairment charge to earnings.

Assessments by various tax authorities may be materially different than the Company has provided for and it may experience significant volatility in its annual and quarterly effective tax rate.

As a matter of course, the Company is regularly audited by federal, state, and foreign tax authorities. From time to time, these audits result in proposed assessments. In recent years, the Company utilized significant tax attributes in the form of foreign tax credits and U.S. net operating loss ("NOL") carryforwards to eliminate potential tax expense related to the repatriation of funds into the U.S., particularly from the sale of the businesses that comprised the Bioproducts and Biopharma segments in 2007. While the Company believes that it has adequately provided for any taxes related to these items, and taxes related to all other aspects of its business, any such assessments or future settlements may be materially different than it has provided. Refer to Note 9 to the Company's consolidated financial statements for a discussion of the Company's income taxes.

The Company has deferred tax assets that it may not be able to use under certain circumstances.

If the company is unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual tax rates or the time period within which the underlying temporary differences become taxable or deductible, the Company could be required to increase its valuation allowances against its deferred tax assets resulting in an increase in its effective tax rate and an adverse impact on future operating results.

Low investment performance by the Company's defined benefit pension plan assets may increase the Company's pension expense, and may require the Company to fund a larger portion of its pension obligations, thus, diverting funds from other potential uses.

The Company sponsors a defined benefit pension plan that covers certain eligible employees. The Company's pension expense and required contributions to the pension plan are directly affected by changes in interest rates, the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets, and the actuarial assumptions used to measure the defined benefit pension plan obligations. If plan assets perform below the assumed rate of return used to determine pension expense, future pension expense will increase. Recently, the Company's pension plan investment portfolio has incurred greater volatility. The proportion of pension assets to liabilities, which is called the funded status, determines the level of contribution to the plan that is required by law. In recent years, the Company has funded the plan in amounts as required, but changes in the plan's funded status related to the value of assets or liabilities could increase the amount required to be funded. The Company cannot predict whether changing market or economic conditions, regulatory changes or other factors will further increase the Company's pension funding obligations, diverting funds from other potential uses.

The Company may pursue transactions that could cause it to experience significant charges to earnings that may adversely affect its stock price and financial condition.

The Company regularly reviews potential transactions related to technologies, products, product rights and businesses complementary to its business. These transactions could include mergers, acquisitions, divestitures, strategic alliances or licensing agreements. In the future, the Company may choose to enter into these transactions at any time. As a result of acquiring businesses or entering into other significant transactions, the Company may experience significant charges to earnings for merger and related expenses. If the Company is not able to successfully integrate the acquired business to create the advantages the acquisition was intended to create, it may affect the Company's results of operations and the market price of its common stock. Furthermore, if the Company is unable to improve the operating margins of acquired businesses or operate them profitably, it may be unable to achieve its growth strategy.

Any significant change in government regulation of the drug development process could have a material adverse effect on the Company.

The manufacturing of pharmaceutical products is subject to extensive regulation by governmental authorities, including the FDA, the European Medicines Agency ("EMA") and comparable regulatory authorities in other countries. The Company's business, as well as its customers' business depends in part on strict government regulation of the drug development process. Legislation may be introduced and enacted to modify regulations administered by the FDA or EMA and governing the drug approval process. Any significant reduction in the scope of regulatory requirements or the introduction of simplified drug approval procedures could have a material adverse effect on the Company's business.

Failure to comply with current Good Manufacturing Practices ("cGMP") and other government regulations or delays in obtaining regulatory approval could have a material adverse effect on the Company.

All facilities and manufacturing techniques used for manufacturing products for clinical use or for commercial sale in the U.S. must be operated in conformity with cGMP regulations as required by the FDA and other comparable regulatory authorities in other countries, and for certain products, the DEA. The Company's facilities are subject to scheduled periodic regulatory and customer inspections to ensure compliance with cGMP and other requirements applicable to such products. A finding that the Company had materially violated these requirements could result in regulatory sanctions including, but not limited to, the regulatory agencies withholding approval of new drug applications or supplements and the denial of entry into the U.S., or other countries, of products manufactured at non-compliant facilities, the loss of a customer contract, the disqualification of data for client submissions to regulatory authorities and a mandated closing of the Company's facilities. Any such violations would have a material adverse effect on the Company's business. Cambrex's customers are typically subject to the same, or similar regulations and any such violations or other actions by regulatory agencies, including, but not limited to, plant shutdowns or product recalls that eliminate or reduce the Company's sale of its products or services could negatively impact the Company's business. In addition, the submission of new products to regulatory authorities for approval by the Company or its customers does not guarantee the approval to market the product will be granted. Each authority may impose its own requirements or delay or refuse to grant approval to the Company or customer even when the product has already been approved in another country.

The overall level of late-stage clinical phase projects could decline and the outsourcing trends may decline, either of which could slow the Company's growth.

The success of the Company's business depends to a certain extent on the number of clinical phase contracts and the size of the contracts that it may obtain from pharmaceutical companies. A decline in the level of clinical phase projects or a slowing of the outsourcing trend could result in a diminished growth rate in the Company's sales and adversely affect its business, financial condition and results of operations.

Item 1B ***Unresolved Staff Comments.***

None.

Item 2 ***Properties.***

Set forth below is information relating to manufacturing facilities owned by the Company as of December 31, 2012:

Location	Acreage	Operating Subsidiary	Primary Product Lines Manufactured
Charles City, Iowa.....	57 acres	Cambrex Charles City, Inc.	APIs and Pharmaceutical Intermediates
Karlskoga, Sweden	42 acres	Cambrex Karlskoga AB	APIs, Pharmaceutical Intermediates and Other Fine Chemicals
Paullo (Milan), Italy ...	13 acres	Cambrex Profarmaco Milano S.r.l.	APIs and Pharmaceutical Intermediates

The Company leases 10,000 square feet in Tallinn, Estonia which has a lease term ending in May 2014 and leases 6,000 square feet in Wiesbaden, Germany which has a lease term ending in December 2015. The Company believes its operating facilities to be in good condition, well-maintained and adequate for its current needs.

Most of the Company's products and services are provided from multi-purpose facilities. Each product has a unique requirement for equipment, and occupies such equipment for varying amounts of time. It is generally possible, with proper lead time and customer and regulatory approval (if required), to transfer the manufacturing of a particular product to another facility should capacity constraints dictate.

Item 3 ***Legal Proceedings.***

See "Environmental and Safety Regulations and Proceedings" under Item 1 and Note 19 to the Company's consolidated financial statements with respect to various proceedings involving the Company in connection with environmental matters. The Company is party to a number of other proceedings also discussed in Note 19 to the Company's consolidated financial statements.

Item 4 ***Mine Safety Disclosures.***

None.

PART II

Item 5 ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

The Company's common stock, $.10 par value, is listed on the NYSE under the symbol CBM. The following table sets forth the closing high and low sales price of the common stock as reported on the NYSE:

2012	High	Low
First Quarter	$ 8.32	$ 6.53
Second Quarter	9.41	5.98
Third Quarter	13.01	9.01
Fourth Quarter	13.96	9.34

2011	High	Low
First Quarter	$ 5.95	$ 4.42
Second Quarter	5.50	4.03
Third Quarter	5.49	4.19
Fourth Quarter	7.61	4.57

(dollars in thousands, except per share data)

As of January 31, 2013, the Company estimates that there were approximately 5,339 beneficial holders of the outstanding common stock of the Company.

The Company does not anticipate paying cash dividends in the foreseeable future.

2012 Equity Compensation Table

The following table provides information as of December 31, 2012 with respect to shares of common stock that may be issued under the Company's existing equity compensation plans.

	Column (a)	Column (b)	Column (c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted average exercise price of outstanding options, warrants and rights**	**Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	2,091,789	$ 7.01	439,608
Equity compensation plans not approved by security holders....	172,610	$ 7.24	-
Total	2,264,399	$ 7.02	439,608

The material features of the equity compensation plan under which equity securities are authorized for issuance that was adopted without stockholder approval are described below:

2000 Employee Performance Stock Option Plan

The 2000 Employee Stock Option Plan (the "2000 Plan") was used to fund awards for Non-Executive Employees of the Company. The 2000 Plan is administered by the Compensation Committee of the Board of Directors, and that Committee may delegate responsibilities to others to assist in administering the 2000 Plan. The total number of shares of common stock, which may be issued on exercise of stock options shall not exceed 500,000 shares, subject to adjustment in accordance with the 2000 Plan. No participant shall be granted options to purchase more than 100,000 shares of common stock in any twelve month period. The options were priced at fair market value on the date of grant and expire up to 10 years after the date of grant. If the employment of a participant terminates, other than as a result of death, disability or retirement, all unexercised awards shall be cancelled. In the event of death, disability or retirement, the options will expire one year from the date of the event. As of December 31, 2012 there were no shares remaining for future issuance under this plan.

(dollars in thousands, except per share data)

Comparison of Five-Year Cumulative Total Returns

The comparative stock performance graph below compares the five-year cumulative total stockholder return (assuming reinvestment of dividends, if any) from investing $100 on December 31, 2007, to the close of the last trading day of 2012, in each of (i) Cambrex common stock, (ii) the S&P 500 Index and (iii) an index of the Company's peer group. The stock price performance reflected in the graph below is not necessarily indicative of future price performance.



Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Cambrex Corporation
S&P 500 Index
Peer Group

The Company's commercial activities are focused on manufacturing and marketing to customers concentrated in the Life Sciences Industry (including pharmaceutical chemicals and intermediates). Although the Company's products are diverse, the Company believes that an index of its peer group based on its GICS code is a reasonable comparison group for the commercial activities on which it currently focuses. The peer group is for S&P GICS code 352030, Life Sciences Tools & Services, and is comprised of 65 companies as of December 31, 2012.

(dollars in thousands, except per share data)

Item 6 *Selected Financial Data.*

The following selected consolidated financial data of the Company for each of the five years in the period through December 31, 2012 are derived from the audited financial statements. The consolidated financial statements of the Company as of December 31, 2012 and 2011 and for each of the years in the three year period ended December 31, 2012 and the reports of the independent registered public accounting firm are included elsewhere in this annual report. The data presented below should be read in conjunction with the financial statements of the Company, the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere.

	Years Ended December 31,				
	2012(1)	2011(2)	2010(3)	2009(4)	2008(5)
INCOME DATA:					
Gross sales	$ 277,931	$ 254,475	$ 226,436	$ 236,277	$ 249,618
Net revenues	276,501	255,653	226,992	234,550	249,228
Gross profit	90,487	74,084	66,866	70,278	73,743
Selling, general and administrative expenses	45,248	39,227	34,024	35,711	40,521
Research and development expenses	9,544	11,037	10,305	7,929	7,590
Restructuring expenses	-	-	1,293	-	4,695
Strategic alternative costs	-	-	-	-	1,515
Merger and acquisition expenses	-	-	997	-	-
Operating profit	35,695	23,820	20,247	26,638	19,422
Interest expense, net	2,439	2,373	4,391	4,634	3,668
Other expenses/(income), net	122	(111)	596	(641)	754
Equity in losses of partially-owned affiliates	1,766	1,621	286	-	-
Income before income taxes	31,368	19,937	14,974	22,645	15,000
(Benefit)/provision for income taxes	(31,861)	6,202	5,665	12,253	7,071
Income from continuing operations	63,229	13,735	9,309	10,392	7,929
(Loss)/income from discontinued operations, net of tax	(926)	(2,767)	338	-	-
Net income	62,303	10,968	9,647	10,392	7,929
EARNINGS PER SHARE DATA:					
Earnings/(loss) per common share (basic):					
Income from continuing operations	$ 2.13	$ 0.46	$ 0.32	$ 0.36	$ 0.27
(Loss)/income from discontinued operations, net of tax	$ (0.03)	$ (0.09)	$ 0.01	$ -	$ -
Net income	$ 2.10	$ 0.37	$ 0.33	$ 0.36	$ 0.27
Earnings/(loss) per common share (diluted):					
Income from continuing operations	$ 2.09	$ 0.46	$ 0.32	$ 0.36	$ 0.27
(Loss)/income from discontinued operations, net of tax	$ (0.03)	$ (0.09)	$ 0.01	$ -	$ -
Net income	$ 2.06	$ 0.37	$ 0.33	$ 0.36	$ 0.27
Weighted average shares outstanding:					
Basic	29,703	29,468	29,361	29,241	29,116
Diluted	30,314	29,564	29,468	29,267	29,161
BALANCE SHEET DATA: (at end of period)					
Working capital	$ 60,944	$ 77,476	$ 82,146	$ 94,362	$ 74,376
Total assets	394,468	342,831	351,751	351,515	341,072
Long-term debt	64,000	98,000	115,900	120,800	123,800
Total stockholders' equity	163,297	100,341	107,635	103,270	74,786

(1) Income from continuing operations includes the release of a valuation allowance on domestic deferred tax assets of $36,287 and the impact on deferred taxes of a statutory rate change of $1,328. Loss from discontinued operations includes pre-tax charges of $1,425, reduced for a tax benefit of $499, for environmental remediation related to sites of divested businesses.

(dollars in thousands, except per share data)

(2) Loss from discontinued operations includes pre-tax charges of $2,851 for environmental remediation, net of insurance proceeds, related to sites of divested businesses.

(3) Income from continuing operations includes pre-tax charges of $1,293 within operating expenses for certain one-time employee benefits relating to the plan to optimize operations at a manufacturing site to meet industry requirements, $997 within operating expenses for merger and acquisition expenses and $509 within other expenses for currency losses pursuant to the purchase of Zenara. Income from discontinued operations includes a benefit of $1,652 as a result of the expiration of a contingent liability, charges of $1,144 for environmental remediation, net of insurance proceeds, and $170 for a worker's compensation claim, all related to sites of divested businesses.

(4) Net income includes tax expense of approximately $5,300 for an estimate of an international tax liability related to a 2003 transaction.

(5) Net income includes pre-tax charges, within operating expenses, of $1,515 for costs related to strategic alternatives, $4,695 for restructuring costs and $1,040 related to a former CEO's retirement.

Item 7 *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Executive Overview

The Company's business consists of three manufacturing facilities and one biocatalysis center. These facilities primarily manufacture APIs, pharmaceutical intermediates and, to a lesser extent, other fine chemicals. The Company also owns a 51% stake in Zenara, a pharmaceutical company with final dosage form manufacturing capabilities based in India.

The following significant events, which are explained in detail on the following pages, occurred during 2012:

- Gross sales in 2012 increased 9.2% to $277,931 from $254,475 in 2011. Foreign currency exchange unfavorably impacted sales 3.4%.
- Operating profit increased 49.9% to $35,695 from 2011.
- Debt, net of cash, decreased $25,630 during 2012.
- Release of a valuation allowance on domestic deferred tax assets of $36,287.

Gross sales in 2012 of $277,931 were $23,456 or 9.2% higher than 2011. Excluding foreign currency, sales increased 12.6% as a result of higher volumes sold (14.9%) partially offset by lower pricing (-2.3%). Sales volumes increased in most of the Company's product categories including controlled substances, generic APIs, custom development and products utilizing the Company's drug delivery technology. These increases were partially offset by lower pricing for controlled substances and products utilizing the Company's drug delivery technology.

The Company also experienced a modest increase in its custom manufacturing product category. This category includes APIs, pharmaceutical intermediates and other pharmaceutical products sold to innovator pharmaceutical companies. Increased demand for certain APIs was partially offset by a newly approved product in which the customer built up inventory in 2011.

Gross margins in 2012 increased to 32.6% compared to 29.1% in 2011. 2012 gross margins included a 0.2% favorable impact from foreign currency versus 2011. Excluding the foreign currency impact, gross margins were positively impacted by higher production volumes (3.7%), leading to increased plant efficiency, and favorable product mix (2.6%), partially offset by lower pricing in 2012 which eroded margins (-1.4%).

The Company reported income from continuing operations of $63,229, or $2.09 per diluted share in 2012, compared to $13,735 or $0.46 per diluted share in 2011. The increase in 2012 includes a tax benefit of $36,287, or $1.20 per diluted share, resulting from the release of a valuation allowance on deferred tax assets and higher gross profit resulting from increased sales.

(dollars in thousands, except per share data)

Critical Accounting Estimates

The Company's critical accounting estimates are those that require the most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience and on other assumptions that are deemed reasonable by management under each applicable circumstance. Actual results or amounts could differ from estimates and the differences could have a material impact on the consolidated financial statements. A discussion of the Company's critical accounting policies, the underlying judgments and uncertainties affecting their application and the likelihood that materially different amounts would be reported under different conditions or using different assumptions, is as follows:

Revenue Recognition

Revenues are generally recognized when title to products and risk of loss are transferred to customers. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

Amounts billed in advance are recorded as deferred revenue on the balance sheet. Since payments received are typically non-refundable, the termination of a contract by a customer prior to its completion could result in an immediate recognition of deferred revenue relating to payments already received but not previously recognized as revenue.

Sales terms to certain customers include rebates if certain conditions are met. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates and returns at the time of sale based on the terms of agreements with customers and historical experience and recognizes revenue net of these estimated costs which are classified as allowances and rebates.

The Company bills a portion of freight cost incurred on shipments to customers. Amounts billed to customers are recorded within net revenues. Freight costs are reflected in cost of goods sold.

Asset Valuations and Review for Potential Impairments

The review of long-lived assets, principally fixed assets and other amortizable intangibles, requires the Company to estimate the undiscounted future cash flows generated from these assets whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. If undiscounted cash flows are less than carrying value, the long-lived assets are written down to fair value.

The review of the carrying value of goodwill and indefinite lived intangibles is conducted annually or whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable utilizing a two-step process. In the first step, the fair value of the reporting units is determined using a discounted cash flow model and compared to the carrying value. If such analysis indicates that impairment may exist, the Company then estimates the fair value of the other assets and liabilities utilizing appraisals and discounted cash flow analyses to calculate an impairment charge.

The Company has investments in partially-owned affiliates. It does not separately test an investee's underlying assets for impairment but will recognize its share of any impairment charge recorded by an investee in earnings and consider the effect of the impairment on its investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred that is other than temporary. A loss in value of an investment that is other than a temporary decline would be recognized as an impairment if the fair value of that investment is less than its carrying amount.

The determination of fair value is judgmental and involves the use of significant estimates and assumptions, including projected future cash flows primarily based on operating plans, discount rates, determination of appropriate market comparables and perpetual growth rates. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and the magnitude of any such charge.

Income Taxes

The Company applies an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities, and tax credit carryforwards, on a taxing jurisdiction basis using enacted tax rates in effect for the year in which the differences are expected to reverse or the tax credit carryforwards are expected to be realized. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income of the appropriate character and in the appropriate taxable years will be generated in the relevant tax jurisdictions to utilize the deferred tax assets. When the Company determines that future taxable income will not be sufficient to utilize the deferred tax assets, a valuation allowance is recorded. After release of a portion of the Company's domestic valuation allowance in the fourth quarter of 2012, the remaining domestic valuation allowance primarily relates to federal foreign tax credits. Prior to 2012, domestic valuation allowances also included alternative minimum tax credits, research and development tax credits and other net deferred tax balances, excluding deferred tax liabilities on indefinite-lived intangibles. The Company's foreign valuation allowances primarily relate to NOL carryforwards in foreign jurisdictions with little or no history of generating taxable income or where future profitability is uncertain. The Company's accounting for deferred taxes represents management's best estimate of those future events. Changes in current estimates, due to unanticipated events, could have a material impact on the Company's financial condition and results of operations.

Assumptions and Approach Used in Assessing the Need for a Valuation Allowance

The Company considers both positive and negative evidence related to the likelihood of realization of deferred tax assets. If, based on the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, the Company records a valuation allowance against all or a portion of the deferred tax assets to adjust the balance to the amount considered more likely than not to be realized. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.

This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the following:

- *Nature, frequency, and severity of current and cumulative financial reporting losses.* A pattern of objectively-measured recent financial reporting losses is heavily weighted as a source of negative evidence. The Company generally considers cumulative pre-tax losses in the current three-year period to be significant negative evidence regarding future profitability. The Company also considers the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in the Company's business operations;

- *Sources of future taxable income.* Future reversals of existing temporary differences are heavily-weighted sources of objectively verifiable evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated; and

- *Tax planning strategies.* Prudent and feasible tax planning strategies that would be implemented to maximize utilization of expiring tax credit carryforwards are evaluated as a source of additional positive evidence.

Valuation Allowance Assessment

In 2003, the Company's assessment of the need for a valuation allowance against domestic deferred tax assets considered current and past performance, cumulative losses in recent years from domestic operations, and a shift in the geographic mix of forecasted income. Considering the pattern of then-recent domestic losses, the Company gave significant weight to projections showing future domestic losses for purposes of assessing the need for a valuation allowance. This assessment resulted in a determination that it was more likely than not that domestic deferred tax assets would not be realized, and as such, a valuation allowance against net domestic deferred tax assets was recorded.

A sustained period of domestic profitability along with expectations of future domestic profitability of sufficient amounts and character is required before the Company would change its judgment regarding the need for a full valuation allowance against net domestic deferred tax assets. During 2012, the Company noted that it continued to approach three-year cumulative profitability and that it was possible it would conclude by the end of the year that a portion of its domestic deferred tax asset valuation allowance could be reversed in the fourth quarter of 2012. During the fourth quarter of 2012, the Company completed its long range planning process and all necessary analyses and concluded that its three-year cumulative domestic profitability through the end of 2012 and expectations of future domestic profitability warranted the reversal of all of the domestic valuation allowance attributable to net federal temporary differences, alternative minimum tax credits, and research and experimentation tax credits. Additionally, the Company released a portion of the domestic valuation allowance attributable to federal foreign tax credits. These valuation allowance releases resulted in a tax benefit to continuing operations of $36,287.

Environmental and Litigation Contingencies

The Company periodically assesses the potential liabilities related to any lawsuits or claims brought against it. See Note 19 to the Company's consolidated financial statements for a discussion of the Company's current environmental and litigation matters, reserves recorded and its position with respect to any related uncertainties. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Company uses its best judgment to determine if it is probable that the Company will incur an expense related to a settlement for such matters and whether a reasonable estimation of such probable loss, if any, can be made. If probable and estimable, the Company accrues for the costs of clean-up, settlements and legal fees. Given the inherent uncertainty related to the eventual outcome of litigation and environmental matters, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that the Company may have made with respect to their resolution from time to time.

Employee Benefit Plans

The Company provides a range of benefits to certain employees and retired employees, including pensions and health care benefits. The Company records annual amounts relating to these plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, turnover rates, and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of the modifications is generally recorded and amortized over future periods. The Company believes that the assumptions utilized for recording obligations under its plans are reasonable.

The discount rate used to measure pension liabilities and costs is selected by projecting cash flows associated with plan obligations which are matched to a yield curve of high quality bonds. The Company then selects the single rate that produces the same present value as if each cash flow were discounted by the corresponding spot rate on the yield curve.

Results of Operations

2012 Compared to 2011

Gross sales in 2012 increased 9.2% to $277,931 from $254,475 in 2011. Foreign currency exchange unfavorably impacted sales 3.4%. Excluding foreign currency, sales volumes increased in most of the Company's product categories including controlled substances, generic APIs, custom development and products utilizing the Company's drug delivery technology. These increases were partially offset by lower pricing for controlled substances and products utilizing the Company's drug delivery technology.

The Company also experienced a modest increase in its custom manufacturing product category. This category primarily includes APIs and pharmaceutical intermediates sold to innovator pharmaceutical companies. Increased demand for certain APIs was partially offset by a newly approved product in which the customer built up inventory in 2011.

One customer, Gyma, a distributor representing multiple customers, accounted for 12.5% of the Company's 2012 consolidated sales. One API, sold to multiple customers, accounted for 11.9% of 2012 consolidated sales.

(dollars in thousands, except per share data)

Gross profit in 2012 was $90,487 compared to $74,084 in 2011. Gross margins in 2012 increased to 32.6% compared to 29.1% in 2011. Excluding a 0.2% favorable impact from foreign currency, gross margins increased to 32.4% in 2012 versus 2011. Excluding the foreign currency impact, gross margins were positively impacted by higher production volumes (3.7%), leading to increased plant efficiency, and favorable product mix (2.6%), partially offset by lower pricing in 2012 which eroded margins (-1.4%).

Selling, general and administrative expenses of $45,248 or 16.3% of gross sales in 2012 increased from $39,227 or 15.4% in 2011. This increase is due primarily to higher employee compensation (approximately $4,800), sales and marketing (approximately $900) and medical expenses (approximately $600) partially offset by a favorable impact from foreign exchange (approximately $1,300).

Research and development expenses of $9,544 were 3.4% of gross sales in 2012, compared to $11,037 or 4.3% of gross sales in 2011. The decrease is primarily due to increased absorption of R&D expenses into inventory and cost of goods sold as a result of increased revenue generating custom development activity and a favorable impact from foreign exchange.

Operating profit was $35,695 in 2012 compared to $23,820 in 2011. The increase is due to higher gross profit, partially offset by higher selling, general and administrative expenses discussed above.

Net interest expense was $2,439 in 2012 compared to $2,373 in 2011. Higher interest rates were partially offset by lower average debt. The average interest rate on debt was 2.2% in 2012 versus 1.6% in 2011. The increase in the interest rate in 2012 is mainly due to the Company's interest rate swaps entered into in the first quarter of 2012 which fixed the interest rate on $60,000 of its variable rate debt.

In November 2010, the Company acquired a 51% equity stake in Zenara for approximately $18,900. Zenara is a pharmaceutical company focused on the formulation of final dosage form products based in India. Cambrex accounts for its investment in Zenara using the equity method of accounting. The impact of its ownership stake in Zenara was a loss of $1,976 and $1,621 in 2012 and 2011, respectively, and is located within "Other expenses/(income)" as "Equity in losses of partially-owned affiliates" in the Company's income statement. These amounts include amortization expense of $965 and $1,106 in 2012 and 2011, respectively and depreciation expense of $132 and $149 in 2012 and 2011, respectively. Equity in losses of partially-owned affiliates also includes a gain of $210 in 2012 related to an investment in a European joint venture.

The Company recorded a tax benefit of $31,861 in 2012 compared to expense of $6,202 in 2011. The tax benefit for 2012 includes a benefit of $36,287 for a reversal of domestic valuation allowances. Additionally, 2012 and 2011 include benefits of $8,818 and $9,546, respectively, for changes in valuation allowances to offset expense and benefit generated from domestic income, tax credits, and losses in certain foreign jurisdictions. The reversal of the valuation allowance in 2012 resulted from the Company's assessment of realizability of domestic deferred tax assets and tax credit carryforwards due to expected future profitability in the U.S., among other factors. Since 2003, the Company had maintained a full valuation allowance on the tax benefits arising from domestic pre-tax losses, U.S. tax credits, and net deferred tax balances, excluding indefinite-lived intangibles. Excluding the effect of the valuation allowance reversal and the effect of remeasuring certain foreign deferred tax liabilities due to a change in enacted tax rates, the effective tax rate was 18.3% in 2012 compared to 31.1% in 2011. This reduction was mostly due to significantly higher U.S. income in 2012 for which the Company was able to utilize fully valued domestic tax attributes, prior to release of the domestic valuation allowance, to mitigate tax expense.

(dollars in thousands, except per share data)

In 2009, a subsidiary of the Company was examined by a European tax authority, which challenged the business purpose of the deductibility of certain intercompany transactions from 2003 and issued two formal assessments against the subsidiary. In 2010, the Company filed appeals to litigate the matter. The first court date related to this matter was held in 2011, after which the court issued its ruling in favor of the Company. The tax authorities appealed this ruling and the appeals court also ruled in the Company's favor in the fourth quarter of 2012, however this ruling only applies to the smaller of the two assessments. The first court date for the larger of the two assessments was held in September 2012, and the Company has not yet received the court's ruling. In 2012 the Company increased its reserve for unrecognized tax benefits for this matter by $664, including $116 of foreign currency translation, primarily due to a change in the potential penalties that could be levied against the Company. The Company still believes this dispute to be in the early stages of the judicial process since any ruling reached by any of the courts may be subject to further appeals, and as such the final date of resolution of this matter is uncertain at this time. However, within the next twelve months it is possible that factors such as new developments, settlements or judgments may require the Company to increase its reserve for unrecognized tax benefits by up to approximately $8,000 or decrease its reserve by approximately $6,000, including penalties and interest. If the court rules against the Company in subsequent court proceedings, a payment for a substantial portion of the judgment, including any penalties and interest, will be due immediately while the case is appealed. The Company has analyzed these issues in accordance with guidance on uncertain tax positions and believes at this time that its reserves are adequate, and intends to vigorously defend itself.

Income from continuing operations in 2012 was $63,229 or $2.09 per diluted share, versus $13,735, or $0.46 per diluted share in 2011. The increase in 2012 includes a tax benefit of $36,287, or $1.20 per diluted share, resulting from the release of a valuation allowance on deferred tax assets and higher gross profit resulting from increased sales.

2011 Compared to 2010

Gross sales for 2011 increased 12.4% to $254,475 from $226,436 in 2010. Foreign currency exchange favorably impacted sales 4.8%. Excluding foreign currency, the main drivers of the higher sales include higher volumes of an API to a customer who experienced a disruption in its supply chain for most of 2010, increased volumes for a recently approved product, increased demand for an API manufactured under a long-term supply agreement and higher sales of imaging and crop protection chemicals. These increases were partially offset by lower pricing across several product categories, lower revenue from clinical phase projects and lower sales of a product that was discontinued by a customer of the Company in December 2010.

The Company also experienced higher generic API sales due to higher volumes partially offset by competitive pricing. Sales of controlled substances, which the Company defines as drugs falling under Schedule II of the U.S. Drug Enforcement Agency's classification system, showed continued growth in 2011.

One customer, Gyma, a distributor representing multiple customers, accounted for 10.8% of the Company's 2011 consolidated sales. One API sold to multiple customers, accounted for 13.4% of 2011 consolidated sales.

Gross profit in 2011 was $74,084 compared to $66,866 in 2010. Gross margins in 2011 decreased to 29.1% compared to 29.5% in 2010. Excluding a 0.6% unfavorable impact from foreign currency, gross margins increased to 29.7% in 2011 versus 2010. Excluding the foreign currency impact, gross margins were positively impacted by higher production volumes, leading to increased plant efficiency, and favorable product mix, partially offset by lower pricing in 2011, and the result of the benefits in 2010 for insurance proceeds related to a business interruption claim and fees related to the cancellation of a supply contract.

Selling, general and administrative expenses of $39,227 or 15.4% of gross sales in 2011 increased from $34,024 or 15.0% in 2010. This increase is due primarily to higher employee compensation (approximately $4,100), unfavorable foreign exchange (approximately $1,500) and higher sales and marketing costs (approximately $400) partially offset by lower pension expense (approximately $1,200).

Research and development expenses of $11,037 were 4.3% of gross sales in 2011, compared to $10,305 or 4.6% of gross sales in 2010. The increase is primarily due to unfavorable foreign exchange.

During 2010, the Company finalized a plan to restructure its operations at a manufacturing site which resulted in a reduction in workforce of 32 employees. The plan included certain one-time benefits for terminated employees, all of which will be paid in cash. Costs related to this plan are recorded on the Company's income statement under the caption "Restructuring expenses" and totaled $1,293 in 2010.

(dollars in thousands, except per share data)

Operating profit was $23,820 in 2011 compared to $20,247 in 2010. The increase is due to higher gross profit, partially offset by higher depreciation expense and selling, general and administrative expenses discussed above. The 2010 results include restructuring costs and merger and acquisition expenses of $1,293 and $997, respectively.

Net interest expense was $2,373 in 2011 compared to $4,391 in 2010. The average interest rate on debt was 1.6% in 2011 versus 3.3% in 2010. Interest rate swaps expired in October 2010 resulting in a lower weighted average interest rate in 2011.

In November 2010, the Company acquired a 51% equity stake in Zenara for approximately $18,900. Zenara is a pharmaceutical company focused on the formulation of final dosage form products based in India. Cambrex accounts for its investment in Zenara using the equity method of accounting. The impact of its ownership stake in Zenara was a loss of $1,621 and $286 in 2011 and 2010, respectively, and is located within "Other expenses/(income)" as "Equity in losses of partially-owned affiliates" in the Company's income statement. These amounts include amortization expense of $1,106 and $185 in 2011 and 2010, respectively and depreciation expense of $149 and $25 in 2011 and 2010, respectively.

The Company recorded tax expense of $6,202 in 2011 compared to $5,665 in 2010. The tax expense for 2011 and 2010 includes benefits of $9,546 and $14,246, respectively, for changes in valuation allowances to offset expense and benefit generated from domestic income, tax credits, and losses in certain foreign jurisdictions. These valuation allowances resulted from the Company's recent history of domestic and certain foreign losses and its short-term projections for losses in the relative jurisdictions. Since 2003, the Company had maintained a full valuation allowance on the tax benefits arising from domestic pre-tax losses.

Income from continuing operations in 2011 was $13,735 or $0.46 per diluted share, versus $9,309, or $0.32 per diluted share in 2010.

Liquidity and Capital Resources

During 2012, cash flows from operations provided $43,546, compared to $38,322 in the same period a year ago. The increase in cash flows from operations in 2012 compared to 2011 was largely due to an increase of approximately $10,000 in deferred revenue, higher income before taxes, and lower pension contributions in 2012 partially offset by higher accounts receivable, increased inventory production and higher environmental remediation payments relate to discontinued operations. Cash flows used in investing activities in 2012 of $20,182 mainly reflects capital expenditures of $18,156 and advances to partially-owned affiliates of $2,047. Cash flows used in financing activities in 2012 of $32,667 mainly reflects the pay down of debt. Debt, net of cash, decreased $25,630 during 2012. The year over year weakness in the U.S. dollar favorably impacted the translation of foreign cash balances by $933.

In November 2011, the Company entered into a $250,000 five-year Syndicated Senior Revolving Credit Facility ("Credit Facility") which expires in November 2016. The Company pays interest on this Credit Facility at LIBOR plus 1.75% - 2.50% based upon certain financial measurements. The Credit Facility also includes financial covenants regarding interest coverage and leverage ratios.

The Company was in compliance with all financial covenants at December 31, 2012.

In March 2012, the Company entered into an interest rate swap with a notional value of $60,000, at a fixed rate of 0.92%, maturing in September 2015. The Company's strategy has been to cover a portion of its outstanding floating rate debt with fixed interest rate protection. At December 31, 2012 the Company had floating rate debt of $64,000, of which $60,000 is fixed by an interest rate swap.

The 2012 and 2011 weighted average interest rates for long-term bank debt were 2.2% and 1.6%, respectively.

In November 2010, the Company purchased a 51% equity stake in Zenara for approximately $18,900 and is required to purchase the remaining 49% in 2016 based upon a formula derived from Zenara's future EBITDA. The Company may, at its option, purchase the remaining equity in cash or a combination of cash and up to 50% of the consideration in Cambrex stock.

(dollars in thousands, except per share data)

To the extent that Zenara has significant EBITDA during the period covered by the contract formula, substantial consideration will be required to purchase the remaining 49%. A large cash payment could require borrowing under the Company's Credit Facility. Additionally, the uncertainty regarding the amount of consideration required for the 2016 buyout of the 49% may impact the Company's future borrowing ability, result in higher interest expense, or possibly result in difficulty securing any credit arrangements in the future. Additionally, issuance of any stock to satisfy a portion of this obligation could have a dilutive effect on holders of Cambrex common stock. In the event that Cambrex is unable to compensate the 49% equity holder for its shares in 2016, the 49% shareholder has certain rights, including the right to force a sale of Zenara to a third party to secure their payment.

For 2013, capital expenditures are expected to be approximately $36,000 to $40,000. The increase in capital expenditures versus prior year is primarily driven by a previously announced expansion of the Company's large scale manufacturing capacity to support expected growth in the business and an agreement signed during 2012 to provide large Phase III and commercial launch materials for a customer.

Contractual Obligations

At December 31, 2012, the Company's contractual obligations with initial or remaining terms in excess of one year were as follows:

	Total	2013	2014	2015	2016	2017	2018+
Long term debt...........	$ 64,000	$ -	$ -	$ -	$ 64,000	$ -	$ -
Interest on debt	7,596	2,137	2,137	2,000	1,322	-	-
Operating leases	4,052	995	846	671	502	499	539
Purchase obligations......	4,265	2,557	1,708	-	-	-	-
Contractual cash obligations	$ 79,913	$ 5,689	$ 4,691	$ 2,671	$ 65,824	$ 499	$ 539

In addition to the contractual obligations listed above, the Company expects to contribute approximately $985 in cash to its U.S. defined-benefit pension plan in 2013. The Company believes it is possible that higher pension contributions could be required in 2014 and beyond. For the unfunded SERP and international pension plans, the Company expects to make benefit payments of approximately $1,400 in 2013 and similar amounts in 2014 through 2017. See Note 16 to the Company's consolidated financial statements for details on the Company's unfunded balance related to its pension plans. Also not included in the table above are significant cash outflows related to the Company's capital expansion projects to take advantage of specific opportunities and $8,478 of uncertain tax positions due to uncertainties surrounding the timing of the obligation. See Note 9 to the Company's consolidated financial statements. The Company also may be required to make cash payments to remediate certain environmental sites at unknown future periods as discussed in Note 19 to the Company's consolidated financial statements.

See Notes 10, 16, 18 and 19 to the Company's consolidated financial statements for additional information regarding the Company's pension plans, debt and other commitments.

As disclosed above the Company has an obligation to purchase the remaining 49% of Zenara in 2016 at a price determined by future performance of that entity.

The Company's forecasted cash flow from future operations may be adversely affected by various factors including, but not limited to, declines in customer demand, increased competition, the deterioration in general economic and business conditions, returns on assets within the Company's domestic pension plan that are significantly below expected performance, tax audit payments, as well as other factors. See the Risk Factors section of this document for further explanation of factors that may negatively impact the Company's cash flows. Any change in the current status of these factors could adversely impact the Company's ability to fund operating cash flow requirements.

(dollars in thousands, except per share data)

Market Risks

Currency Risk Management

The Company's primary market risk relates to exposure to foreign currency exchange rate fluctuations on transactions entered into by international operations which are primarily denominated in the U.S. dollar, Euro and Swedish krona. The Company may use foreign currency exchange forward contracts to mitigate the effect of short-term foreign exchange rate movements on the Company's local operating results. As a matter of policy, the Company does not hedge to protect the translated results of foreign operations. The Company did not have any foreign currency exchange forward contracts outstanding at December 31, 2012.

Interest Rate Management

The Company has employed a plan to mitigate interest rate risk by entering into an interest rate swap agreement. The swap is a contract to exchange floating rate for fixed interest payments periodically over the life of the agreement without the exchange of the underlying notional debt amount. As of December 31, 2012, the Company had an interest rate swap in place with a notional value of $60,000, at a fixed rate of 0.92% and with a maturity date in September 2015. The Company's strategy has been to cover a portion of outstanding bank debt with interest rate protection. At December 31, 2012, the coverage was 94% of the Company's variable interest rate debt. Holding all other variables constant, if the LIBOR portion of the weighted average interest rates in the variable debt increased by 100 basis points, the effect on the Company's earnings and cash flows would have been higher interest expense of $40. At December 31, 2011, the Company did not have any interest rate swaps outstanding.

Contingencies

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company continually assesses all known facts and circumstances as they pertain to all legal and environmental matters and evaluates the need for reserves and disclosures as deemed necessary based on these facts and circumstances. These matters, either individually or in the aggregate, could result in actual costs that are significantly higher than the Company's current assessment and could have a material adverse effect on the Company's operating results and cash flows in future reporting periods. While these matters, specifically environmental matters, could have a material adverse effect on the Company's financial condition, based upon past experience, it is likely that payments significantly in excess of current reserves, if required, would be made over an extended number of years.

Environmental

In connection with laws and regulations pertaining to the protection of the environment, the Company and its subsidiaries are a party to several environmental proceedings and remediation investigations and cleanups and, along with other companies, have been named a PRP for certain waste disposal sites ("Superfund sites"). Additionally, the Company has retained the liability for certain environmental proceedings associated with discontinued operations.

It is the Company's policy to record appropriate liabilities for environmental matters where remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are based on the Company's best estimate of the undiscounted future costs required to complete the remedial work. Each of these matters is subject to various uncertainties, and it is possible that some of these matters will be decided unfavorably against the Company. The resolution of such matters often spans several years and frequently involves regulatory oversight or adjudication. Additionally, many remediation requirements are fluid and are likely to be affected by future technological, site and regulatory developments. Consequently, the ultimate liability with respect to such matters, as well as the timing of cash disbursements cannot be determined with certainty.

(dollars in thousands, except per share data)

In matters where the Company has been able to reasonably estimate its liability, the Company has accrued for the estimated costs associated with the study and remediation of applicable sites. These reserves were $5,096 and $7,786 at December 31, 2012 and 2011, respectively. The decrease in the reserve includes payments of $4,209 partially offset by adjustments to reserves of $1,422 and the impact of currency translation of $97. The reserves are adjusted periodically as remediation efforts progress or as additional technical, regulatory or legal information become available. Based upon available information and analysis, the Company's current reserve represents management's best estimate of the probable and estimable costs associated with environmental proceedings including amounts for current investigation fees where full investigation and remediation costs may not be estimable at the reporting date. Given the uncertainties regarding the outcome of investigative and study activities, the status of laws, regulations, enforcement, policies, the impact of other PRPs, technology and information related to individual sites, the Company does not believe it is possible to currently develop an estimate of the range of reasonably possible environmental loss in excess of its reserves.

CasChem

As a result of the sale of the Bayonne, New Jersey facility, the Company became obligated to investigate site conditions and conduct required remediation under the New Jersey Industrial Site Recovery Act. The Company intends to continue implementing a sampling plan at the property in 2013 pursuant to the New Jersey Department of Environmental Protection's ("NJDEP") private oversight program. The results of the completed sampling, and any additional sampling deemed necessary, will be used to develop an estimate of the Company's future liability for remediation costs. As of December 31, 2012, the Company's reserve was $184 to cover costs associated with current investigative work.

Cosan

In response to the NJDEP, the Company completed its initial investigation and submitted the results of the investigation and a proposed remediation plan to the NJDEP for its Cosan Clifton, New Jersey site. The NJDEP subsequently rejected the remediation plan and requested additional investigative work at the site and that work is on-going. The reserve was $767 at December 31, 2012, which was based on the initial remedial action plan. The results of the additional investigative work may impact the remediation plan and costs.

Additionally, the Company has a reserve of $836 for the Cosan Carlstadt, New Jersey site based on the investigations completed to date and the proposed remediation plan submitted to the NJDEP for its approval. The NJDEP has subsequently required the Company to perform additional investigative work prior to approval of the remediation plan. The results of this additional investigative work may impact the remediation plan and costs. The NJDEP has advised the Company that the site is now placed in the NJDEP's private oversight program. Under the private oversight program, the Company has continued with the investigative plan in 2012.

Berry's Creek

The Company received a notice from the United States Environmental Protection Agency ("USEPA") that two former subsidiaries of the Company are considered PRPs at the Berry's Creek Study Area in New Jersey. These subsidiaries are among many other PRPs that were listed in the notice. Pursuant to the notice, the PRPs have been asked to perform a remedial investigation and feasibility study of the Berry's Creek site. The Company has joined the group of PRPs and entered into an Administrative Settlement Agreement ("Agreement") and Order on Consent with the USEPA agreeing to jointly conduct or fund an appropriate remedial investigation and feasibility study of the Berry's Creek site with the other PRPs in the Agreement. The PRPs have engaged consultants to perform the work specified in the Agreement and develop a method to allocate related costs among the PRPs. As of December 31, 2012, the Company's reserve was $211 to cover the current phase of investigation based on a tentative agreement on the allocation of the site investigation costs among the PRPs. The investigation is ongoing and at this time it is too early to predict the extent of additional liabilities.

Maybrook and Harriman Sites

The Company's Nepera, Inc. subsidiary ("Nepera") is named a PRP of the Maybrook site in Hamptonburgh, New York by the USEPA in connection with the discharge, under appropriate permits, of wastewater at that site prior to Cambrex's acquisition of Nepera in 1986. The USEPA also issued the Company a Notice of Potential Liability and the Company signed a consent decree to complete the Record of Decision ("ROD") and has provided the USEPA with appropriate financial assurance to guarantee the obligation under the consent decree. The PRPs began to implement a soil remedial action at this site in the third quarter of 2011 which was completed in 2012 pending approval by the USEPA. The completion of this project resulted in an additional expense of $962 recorded in discontinued operations in 2012.

(dollars in thousands, except per share data)

Nepera, together with Pfizer as successor to Warner Lambert, is also named a responsible party for its former Harriman, New York production facility by the New York State Department of Environmental Conservation ("NYSDEC"). A final ROD describing the Harriman site remediation responsibilities for Pfizer and the Company was issued in 1997 (the "1997 ROD") and implemented under a federal Consent Decree with NYSDEC. Site clean-up work under the 1997 ROD is on-going and jointly performed by Pfizer and the Company, with NYSDEC oversight. ELT Harriman, LLC ("ELT"), the current owner of the Harriman site, conducted other investigation and remediation activities under a separate NYSDEC directive.

In December 2010, the NYSDEC notified the Company, Pfizer, ELT and former owner Vertellus Specialties Holdings that NYSDEC intended to implement a site-wide re-characterization of the Harriman site under a single, new Administrative Consent Order. This development may lead to increased liabilities for the Company, in which case, the Company intends to pursue available indemnities against other parties under contract and common law. There are on-going discussions between the NYSDEC and all parties to try to resolve this matter. To date, negotiations have been unsuccessful in fully resolving disputes as to which parties may be responsible for different remediation activities at the Harriman site. As of December 31, 2012, the reserve recorded by the Company for the Harriman site was $300, which represents the Company's best estimate to complete the 1997 ROD.

Scientific Chemical Processing ("SCP") Superfund Site

Nepera was named a PRP of the SCP Superfund site, located in Carlstadt, New Jersey, in the early 1980's along with approximately 130 other PRPs. The site is a former waste processing facility that accepted various waste for recovery and disposal including processing wastewater from Nepera. The PRPs are in the process of implementing a final remedy at the site. The SCP Superfund site has also been identified as a PRP in the Berry's Creek Superfund site (see previous discussion). For over a decade, the remediation has been funded by de minimus settlements and by the insurers of the SCP Superfund site's owners and operators. However, due to an unexpected increase in remediation costs at the site and costs to contribute to the Berry's Creek investigation, the PRP group has approved the assessment of an additional cash contribution by the PRP group. While the Company continues to dispute the methodology used by the PRP group to arrive at its allocation for the cash contribution, the Company has paid the initial funding requests. The Company does not currently maintain a reserve for the SCP Superfund site. Costs associated with remediation at the site, and SCP's current allocation of Berry's Creek investigative costs are each expected to be communicated to the Company by SCP in 2013.

Newark Bay Complex Litigation

CasChem and Cosan have been named as two of several hundred third-party defendants in a third-party complaint filed in February 2009, by Maxus Energy Corporation ("Maxus") and Tierra Solutions, Inc. ("Tierra"). The original plaintiffs include the NJDEP, the Commissioner of the NJDEP and the Administrator of the New Jersey Spill Compensation Fund, which originally filed suit in 2005 against Maxus, Tierra and other defendants seeking recovery of cleanup and removal costs for alleged discharges of dioxin and other hazardous substances into the Passaic River, Newark Bay, Hackensack River, Arthur Kill, Kill Van Kull and adjacent waters (the "Newark Bay Complex"). Maxus and Tierra are now seeking contributions from third-party defendants, including subsidiaries of the Company, for cleanup and removal costs for which each may be held liable in the primary lawsuit. Maxus and Tierra also seek recovery for cleanup and removal costs that each has incurred or will incur relating to the Newark Bay Complex. The Company expects to vigorously defend against the lawsuit. At this time it is too early to predict whether the Company will have any liability in this matter.

The Company is involved in other environmental matters where the range of liability is not reasonably estimable at this time and it is not foreseeable when information will become available to provide a basis for adjusting or recording a reserve, should a reserve ultimately be required.

Litigation and Other Matters

Lorazepam and Clorazepate

In 1998, the Company and a subsidiary were named as defendants along with Mylan Laboratories, Inc. ("Mylan") and Gyma Laboratories, Inc. ("Gyma") in a proceeding instituted by the Federal Trade Commission in the United States District Court for the District of Columbia (the "District Court"). Suits were also commenced by several State Attorneys General and class action complaints by private plaintiffs in various state courts. The suits alleged violations of the Federal Trade Commission Act arising from exclusive license agreements between the Company and Mylan covering two APIs (Lorazepam and Clorazepate).

(dollars in thousands, except per share data)

All cases have been resolved except for one brought by four health care insurers. In the remaining case, the District Court entered judgment after trial in 2008 against Mylan, Gyma and Cambrex in the total amount of $19,200, payable jointly and severally, and also a punitive damage award against each defendant in the amount of $16,709. In addition, at the time, the District Court ruled that the defendants were subject to a total of approximately $7,500 in prejudgment interest. The case is currently pending before the District Court following a January 2011 remand by the Court of Appeals where briefing related to whether the court has jurisdiction over certain self-funded customer plaintiffs is ongoing.

In 2003, Cambrex paid $12,415 to Mylan in exchange for a release and full indemnity against future costs or liabilities in related litigation brought by the purchasers of Lorazepam and Clorazepate, as well as potential future claims related to the ongoing matter. Mylan has submitted a surety bond underwritten by a third-party insurance company in the amount of $66,632. In the event of a final settlement or final judgment, Cambrex expects any payment required by the Company to be made by Mylan under the indemnity described above.

Other

The Company has commitments incident to the ordinary course of business including corporate guarantees of certain subsidiary obligations to the Company's lenders related to financial assurance obligations under certain environmental laws for remediation; closure and third party liability requirements of certain of its subsidiaries and a former operating location; contract provisions for indemnification protecting its customers and suppliers against third party liability for the manufacture and sale of Company products that fail to meet product warranties and contract provisions for indemnification protecting licensees against intellectual property infringement related to licensed Company technology or processes.

Additionally, as permitted under Delaware law, the Company indemnifies its officers, directors and employees for certain events or occurrences while the officer, director or employee is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer's, director's or employee's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that covers a portion of any potential exposure. The Company currently believes the estimated fair value of its indemnification agreements is not material based on currently available information, and as such, the Company had no liabilities recorded for these agreements as of December 31, 2012.

Cambrex's subsidiaries are party to a number of other proceedings that are not considered material at this time.

Impact of Recent Accounting Pronouncements

Fair Value Measurement

In May 2011, the FASB issued "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements" that established a framework for how to measure fair value and the disclosures required about fair value measurements. The updated guidance is largely consistent with fair value measurement principles that existed prior to the update and became effective on January 1, 2012. The effect of adopting this updated guidance did not have a material impact on the Company's financial position or results of operations.

Comprehensive Income

In June 2011, the FASB issued "Comprehensive Income – Presentation of Comprehensive Income." This amendment gives companies two options for presenting other comprehensive income ("OCI"). An OCI statement can be included with the income statement, which together will make a statement of total comprehensive income. Alternatively, companies can have an OCI statement separate from an income statement, but the two statements will have to appear consecutively within a financial report. This amendment is effective for fiscal quarters and years beginning after December 15, 2011. The effect of adopting this amendment did not have an impact on the Company's financial position or results of operations.

(dollars in thousands, except per share data)

Testing Goodwill for Impairment

In September 2011, the FASB issued "Intangibles—Goodwill and Other: Testing Goodwill for Impairment" to simplify the goodwill impairment test. The change allows companies to first decide whether they need to do the two-step test by allowing companies to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A business no longer has to calculate the fair value of a reporting unit unless it believes it is very likely that the reporting unit's fair value is less than the value carried on the balance sheet. This amendment is effective for annual and interim tests performed for fiscal years beginning after December 15, 2011. The effect of adopting this statement did not have an impact on the Company's financial position or results of operations.

Item 7A ***Quantitative and Qualitative Disclosures about Market Risk.***

The information required in this section can be found in the "Market Risks" section of Item 7 on page 30 of this Form 10-K.

Item 8 ***Financial Statements and Supplementary Data.***

The following consolidated financial statements and selected quarterly financial data of the Company are filed under this item:

The financial statement schedules are filed pursuant to Item 15 of this report.

(dollars in thousands, except per share data)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cambrex Corporation,

We have audited the accompanying consolidated balance sheets of Cambrex Corporation as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cambrex Corporation at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cambrex Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 7, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Woodbridge, NJ
February 7, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cambrex Corporation,

We have audited Cambrex Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cambrex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cambrex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cambrex Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 7, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA LLP

Woodbridge, NJ
February 7, 2013

CAMBREX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 23,551	$ 31,921
Trade receivables, less allowances of $652 and $450 at respective dates	43,094	36,510
Inventories, net	71,221	62,095
Prepaid expenses and other current assets	6,104	6,083
Total current assets	143,970	136,609
Property, plant and equipment, net	151,815	139,628
Goodwill	37,312	36,731
Intangible assets, net	4,091	4,261
Investments in and advances to partially-owned affiliates	15,094	15,090
Deferred income taxes	39,262	7,087
Other non-current assets	2,924	3,425
Total assets	$ 394,468	$ 342,831
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 27,612	$ 21,200
Deferred revenue	11,570	1,060
Accrued expenses and other current liabilities	43,844	36,873
Total current liabilities	83,026	59,133
Long-term debt	64,000	98,000
Deferred income taxes	18,577	23,330
Accrued pension benefits	55,373	52,089
Other non-current liabilities	10,195	9,938
Total liabilities	231,171	242,490
Commitments and contingencies (see Notes 18 and 19)		
Stockholders' equity:		
Common Stock, $.10 par value; authorized 100,000,000 issued 31,704,230 and 31,441,138 shares at respective dates	3,169	3,143
Additional paid-in capital	104,173	101,646
Retained earnings	105,263	42,960
Treasury stock, at cost, 1,795,082 and 1,866,258 shares at respective dates	(15,217)	(15,821)
Accumulated other comprehensive loss	(34,091)	(31,587)
Total stockholders' equity	163,297	100,341
Total liabilities and stockholders' equity	$ 394,468	$ 342,831

See accompanying notes to consolidated financial statements.

CAMBREX CORPORATION AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(dollars in thousands, except per share data)

	Years Ended December 31,		
	2012	2011	2010
Gross Sales	$ 277,931	$ 254,475	$ 226,436
Commissions, allowances and rebates	2,503	1,776	1,545
Net sales	275,428	252,699	224,891
Other	1,073	2,954	2,101
Net revenues	276,501	255,653	226,992
Cost of goods sold	186,014	181,569	160,126
Gross profit	90,487	74,084	66,866
Selling, general and administrative expenses	45,248	39,227	34,024
Research and development expenses	9,544	11,037	10,305
Restructuring expenses	-	-	1,293
Merger and acquisition expenses	-	-	997
Operating profit	35,695	23,820	20,247
Other expenses/(income)			
Interest expense, net	2,439	2,373	4,391
Other expenses/(income), net	122	(111)	596
Equity in losses of partially-owned affiliates	1,766	1,621	286
Income before income taxes	31,368	19,937	14,974
(Benefit)/provision for income taxes	(31,861)	6,202	5,665
Income from continuing operations	63,229	13,735	9,309
(Loss)/income from discontinued operations, net of tax	(926)	(2,767)	338
Net income	$ 62,303	$ 10,968	$ 9,647
Basic earnings per share			
Income from continuing operations	$ 2.13	$ 0.46	$ 0.32
(Loss)/income from discontinued operations, net of tax	$ (0.03)	$ (0.09)	$ 0.01
Net income	$ 2.10	$ 0.37	$ 0.33
Diluted earnings per share			
Income from continuing operations	$ 2.09	$ 0.46	$ 0.32
(Loss)/income from discontinued operations, net of tax	$ (0.03)	$ (0.09)	$ 0.01
Net income	$ 2.06	$ 0.37	$ 0.33
Weighted average shares outstanding:			
Basic weighted average shares outstanding	29,703	29,468	29,361
Effect of dilutive stock options and restricted stock	611	96	107
Diluted weighted average shares outstanding	30,314	29,564	29,468

See accompanying notes to consolidated financial statements.

CAMBREX CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME/(LOSS)
(dollars in thousands)

	Years Ended December 31,		
	2012	2011	2010
Net income	$ 62,303	$ 10,968	$ 9,647
Foreign currency translation adjustments:			
Unrealized net change arising during the period	4,066	(7,501)	(7,417)
Foreign currency forward contracts:			
Unrealized net (loss)/gain on forward contracts	(51)	624	1,643
Reclassification adjustments for gains included in net income	(329)	(143)	(2,054)
Income taxes on forward contracts	110	(142)	114
Interest rate swap agreement:			
Unrealized net losses on swap agreement	(1,253)	-	(42)
Reclassification adjustments for losses included in net income	323	-	2,080
Income taxes on swap agreement	326	-	-
Pension plans:			
Actuarial loss			
Actuarial loss arising during the period	(4,413)	(14,126)	(2,665)
Amortization to net income of net actuarial loss	1,140	618	564
Prior service cost			
Amortization to net income of net prior service cost	110	486	487
Income taxes on pension plans	(2,533)	489	1
Comprehensive income/(loss)	$ 59,799	$ (8,727)	$ 2,358

See accompanying notes to consolidated financial statements.

CAMBREX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands, except per share data)

	Common Stock						
	Shares Issued	Par Value ($.10)	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2009	31,408,778	$ 3,140	$100,497	$ 22,345	$ (18,109)	$ (4,603)	$ 103,270
Net income				9,647			9,647
Other comprehensive loss						(7,289)	(7,289)
Purchase of treasury stock					(33)		(33)
Deferred compensation			(96)		262		166
Vested restricted stock	860		(1,004)		1,004		-
Stock option modification			52				52
Stock option expense			1,020				1,020
Restricted stock expense			645				645
Performance stock expense			157				157
Balance at December 31, 2010	31,409,638	$ 3,140	$101,271	$ 31,992	$ (16,876)	$ (11,892)	$ 107,635
Net income				10,968			10,968
Other comprehensive loss						(19,695)	(19,695)
Purchase of treasury stock					(329)		(329)
Exercise of stock options	31,500	3	142				145
Deferred compensation			(28)		80		52
Vested restricted stock			(911)		911		-
Vested performance stock			(393)		393		-
Stock option expense			1,028				1,028
Restricted stock expense			497				497
Performance stock expense			40				40
Balance at December 31, 2011	31,441,138	$ 3,143	$101,646	$ 42,960	$ (15,821)	$ (31,587)	$ 100,341
Net income				62,303			62,303
Other comprehensive loss						(2,504)	(2,504)
Exercise of stock options	263,092	26	1,329				1,355
Vested restricted stock			(604)		604		-
Stock option expense			1,303				1,303
Restricted stock expense			446				446
Performance stock expense			53				53
Balance at December 31, 2012	31,704,230	$ 3,169	$104,173	$105,263	$ (15,217)	$ (34,091)	$ 163,297

See accompanying notes to consolidated financial statements.

CAMBREX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 62,303	$ 10,968	$ 9,647
Adjustments to reconcile net income to cash flows:			
Depreciation and amortization	21,775	23,120	21,828
Increase in inventory reserve	2,790	1,637	1,719
Allowance for doubtful accounts	193	(103)	479
Stock based compensation included in net income	1,802	1,565	1,822
Deferred income tax provision	(40,712)	(721)	(1,165)
Restructuring charges	-	-	870
Equity in losses of partially-owned affiliates	1,766	1,621	286
Other	343	390	297
Changes in assets and liabilities:			
Trade receivables	(6,310)	2,066	(7,148)
Inventories	(10,295)	(3,523)	(4,925)
Prepaid expenses and other current assets	(188)	729	1,357
Accounts payable and other current liabilities	3,134	6,247	(2,316)
Deferred revenue	10,510	524	(104)
Other non-current assets and liabilities	182	(5,597)	770
Discontinued operations:			
Net cash used in discontinued operations	(3,747)	(601)	(133)
Net cash provided by operating activities	43,546	38,322	23,284
Cash flows from investing activities:			
Capital expenditures	(18,156)	(15,008)	(12,637)
Advances to partially-owned affiliates	(2,047)	-	-
Acquisition of business and equity investment, net of cash acquired	-	(500)	(25,249)
Capital invested in partially-owned affiliate	-	-	(1,148)
Other investing activities	21	20	(18)
Net cash used in investing activities	(20,182)	(15,488)	(39,052)
Cash flows from financing activities:			
Long-term debt activity (including current portion):			
Borrowings	5,500	105,800	33,200
Repayments	(39,500)	(123,700)	(38,100)
Debt issuance costs	-	(1,541)	-
Proceeds from stock options exercised	1,355	145	-
Other financing activities	(22)	(340)	(54)
Net cash used in financing activities	(32,667)	(19,636)	(4,954)
Effect of exchange rate changes on cash and cash equivalents	933	(891)	(2,029)
Net (decrease)/increase in cash and cash equivalents	(8,370)	2,307	(22,751)
Cash and cash equivalents at beginning of year	31,921	29,614	52,365
Cash and cash equivalents at end of year	$ 23,551	$ 31,921	$ 29,614
Supplemental disclosure:			
Interest paid, net of capitalized interest	$ 2,556	$ 2,258	$ 4,328
Income taxes paid, net of refunds received	$ 5,068	$ 8,520	$ 3,579

See accompanying notes to consolidated financial statements.

CAMBREX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

(1) The Company

Cambrex Corporation and Subsidiaries (the "Company" or "Cambrex") primarily provides products and services worldwide to pharmaceutical companies and generic drug companies. The Company is dedicated to accelerating its customers' drug discovery, development and manufacturing processes for human therapeutics. The Company's products consist of active pharmaceutical ingredients ("APIs") and pharmaceutical intermediates produced under Food and Drug Administration current Good Manufacturing Practices for use in the production of prescription and over-the-counter drug products and to a lesser extent, other fine chemicals. Cambrex has three operating segments, which are manufacturing facilities that have been aggregated as one reportable segment.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Equity investments in which the Company exercises significant influence but does not control, are accounted for using the equity method. The Company's share of its equity method investees' earnings or losses are included in "Other expenses/(income)" in the income statements. The Company eliminates its pro rata share of gross profit on sales with its equity method investees for assets still remaining in inventory at the end of the reporting period. All other significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

Temporary cash investments with an original maturity of less than three months are considered cash equivalents. The carrying amounts approximate fair value.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts relating to estimated losses resulting from customers being unable to make required payments. Allowances for doubtful accounts are based on historical experience and known factors regarding specific customers and the industries in which those customers operate. If the financial condition of the Company's customers were to deteriorate, resulting in their inability to make payments, additional allowances would be required.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. In the normal course of business, the Company maintains cash balances with European Union banks ranging from $5,000 - $15,000. The Company routinely monitors the risks associated with these institutions and diversifies its exposure by maintaining smaller balances with multiple financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion throughout the world.

Derivative Instruments

Derivative financial instruments are periodically used by the Company primarily for hedging purposes to mitigate a variety of working capital, investment and borrowing risks. The Company primarily uses foreign currency forward contracts to minimize foreign currency exchange rate risk associated with foreign currency transactions. Gains and losses on these hedging transactions are generally recorded in earnings in the same period as they are realized, which is usually the same period as the settlement of the underlying transactions. The Company uses interest rate swap instruments only as hedges or as an integral part of borrowing. As such, the differential to be paid or received in connection with these instruments is accrued and recognized in income as an adjustment to interest expense.

(2) Summary of Significant Accounting Policies (continued)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedging relationships. All cash flow hedges are linked to transactions and the Company assesses effectiveness at inception and on a quarterly basis. If it is determined that a derivative instrument is not highly effective or the transaction is no longer deemed probable of occurring, the Company discontinues hedge accounting and recognizes the ineffective portion in current period earnings.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The determination of market value involves assessment of numerous factors, including estimated selling prices. Reserves are recorded to reduce the carrying value for inventory determined to be damaged, obsolete or otherwise unsaleable.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives for each applicable asset group as follows:

Buildings and improvements	20 to 30 years, or term of lease if applicable
Machinery and equipment........................	7 to 15 years
Furniture and fixtures............................	5 to 7 years
Computer hardware and software	3 to 7 years

Expenditures for additions, major renewals or betterments are capitalized and expenditures for maintenance and repairs are charged to income as incurred.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in costs of goods sold or operating expenses. Interest is capitalized in connection with the construction and acquisition of assets that are capitalized over longer periods of time for larger amounts. The capitalized interest is recorded as part of the cost of the asset to which it relates and is amortized over the asset's estimated useful life. Total interest capitalized in connection with ongoing construction activities in 2012, 2011 and 2010 was negligible.

Impairment of Goodwill

The Company reviews the carrying value of goodwill to determine whether impairment may exist on an annual basis or whenever it has reason to believe goodwill may not be recoverable. The annual impairment test of goodwill is performed during the fourth quarter of each fiscal year. The Company did not have an impairment for any of the years presented.

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of each reporting unit, determined using various valuation techniques, with the primary technique being a discounted cash flow analysis, to its carrying value. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

(2) Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company assesses the impairment of its long-lived assets, including amortizable intangible assets, and property, plant and equipment, whenever economic events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Long lived assets are considered to be impaired when the sum of the undiscounted expected future operating cash flows is less than the carrying amounts of the related assets. If impaired, the assets are written down to fair market value.

The Company has investments in partially-owned affiliates. It does not separately test an investee's underlying assets for impairment but will recognize its share of any impairment charge recorded by an investee in earnings and consider the effect of the impairment on its investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred that is other than temporary. A loss in value of an investment that is other than a temporary decline would be recognized as an impairment if the fair value of that investment is less than its carrying amount.

Revenue Recognition

Revenues are generally recognized when title to products and risk of loss are transferred to customers. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

Amounts billed in advance are recorded as deferred revenue on the balance sheet. Since payments received are sometimes non-refundable, the termination of a contract by a customer prior to its completion could result in an immediate recognition of deferred revenue relating to payments already received but not previously recognized as revenue.

Sales terms to certain customers include rebates if certain conditions are met. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates and returns at the time of sale based on the terms of agreements with customers and historical experience and recognizes revenue net of these estimated costs which are classified as allowances and rebates.

The Company bills a portion of freight cost incurred on shipments to customers. Amounts billed to customers are recorded within net revenues. Freight costs are reflected in cost of goods sold.

Income Taxes

The Company and its eligible subsidiaries file a consolidated U.S. income tax return. Foreign subsidiaries are consolidated for financial reporting but are not eligible to be included in the consolidated U.S. income tax return, however the earnings of foreign subsidiaries are generally taxed by the U.S. when repatriated and such U.S. tax may be reduced or eliminated by federal foreign tax credits based on the foreign income and withholding taxes paid or accrued by the foreign subsidiaries. Historically, the Company intended to reinvest foreign earnings indefinitely outside of the U.S. and only considered repatriating excess cash from foreign subsidiaries if it could utilize fully valued domestic tax attributes to completely offset any tax expense that would otherwise result. Unrecognized foreign tax credits and fully valued foreign tax credit carryovers were available to offset any potential U.S. tax liability. Therefore, the Company had not provided U.S. federal income taxes or foreign withholding taxes on its undistributed earnings from foreign operations as of December 31, 2011. During the fourth quarter of 2012 the Company completed a detailed forecast of foreign source income by jurisdiction as part of the ongoing process to evaluate its valuation allowance against deferred tax assets. As part of this process, as well as a continuing desire to limit its credit and currency exposure for cash held in foreign currencies or in non-U.S. banks, the Company determined that it is likely that a portion of the undistributed earnings of its foreign subsidiaries will be repatriated to the U.S. in the future. Accordingly, the Company has changed its indefinite reinvestment assertion and provided a deferred tax liability of $541 on undistributed foreign earnings as of December 31, 2012. Subject to limitations, U.S. income tax on such foreign earnings, when actually repatriated, may be reduced or eliminated by unrecognized foreign tax credits that may be generated in connection with the repatriation, or by existing foreign tax credits or other tax attributes for which valuation allowance was released in the fourth quarter of 2012.

(dollars in thousands, except per share data)

(2) Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Environmental Costs

The Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup related costs. The Company's policy is to accrue environmental cleanup related costs of a non-capital nature, including estimated litigation costs, when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Such accruals are adjusted as further information develops or circumstances change. For certain matters, the Company expects to share costs with other parties. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed certain.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts and cash flows using average rates of exchange prevailing during the year. Adjustments resulting from the translation of foreign currency financial statements are accumulated in a separate component of stockholders' equity until the entity is sold or substantially liquidated. Gains or losses relating to transactions of a long-term investment nature are accumulated in stockholders' equity. Gains or losses resulting from third-party foreign currency transactions are included in the income statement as a component of other revenues in the consolidated income statement. Foreign currency net transaction losses were $274, $62 and $113 in 2012, 2011 and 2010, respectively.

Earnings per Common Share

All diluted earnings per share are computed on the basis of the weighted average shares of common stock outstanding plus common equivalent shares arising from the effect of dilutive stock options and restricted stock units, using the treasury stock method.

For the years ended December 31, 2012, 2011 and 2010, shares of 580,745, 1,839,373, and 1,866,270, respectively, were not included in the calculation of diluted shares outstanding because the effect would be anti-dilutive.

Comprehensive Loss

Included within accumulated other comprehensive income/(loss) for the Company are foreign currency translation adjustments, changes in the fair value related to derivative instruments classified as cash flow hedges, net of related tax, and changes in the pensions, net of tax. Total comprehensive income/(loss) for the years ended December 31, 2012 and 2011 are included in the Statements of Comprehensive Income/(Loss).

(dollars in thousands, except per share data)

(2) Summary of Significant Accounting Policies (continued)

The components of accumulated other comprehensive loss in stockholders' equity are as follows:

	2012	2011
Foreign currency translation	$ 5,177	$ 1,111
Unrealized (loss)/gain on hedging contracts, net of tax	(600)	274
Pensions, net of tax	(38,668)	(32,972)
Total	$ (34,091)	$ (31,587)

(3) Impact of Recently Issued Accounting Pronouncements

Fair Value Measurement

In May 2011, the FASB issued "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements" that established a framework for how to measure fair value and the disclosures required about fair value measurements. The updated guidance is largely consistent with fair value measurement principles that existed prior to the update and became effective on January 1, 2012. The effect of adopting this updated guidance did not have a material impact on the Company's financial position or results of operations.

Comprehensive Income

In June 2011, the FASB issued "Comprehensive Income – Presentation of Comprehensive Income." This amendment gives companies two options for presenting other comprehensive income ("OCI"). An OCI statement can be included within the income statement, which together will make a statement of total comprehensive income. Alternatively, companies can have an OCI statement separate from an income statement, but the two statements will have to appear consecutively within a financial report. This amendment is effective for fiscal quarters and years beginning after December 15, 2011. The effect of adopting this amendment did not have an impact on the Company's financial position or results of operations.

Testing Goodwill for Impairment

In September 2011, the FASB issued "Intangibles—Goodwill and Other: Testing Goodwill for Impairment" to simplify the goodwill impairment test. The change allows companies to first decide whether they need to do the two-step test by allowing companies to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A business no longer has to calculate the fair value of a reporting unit unless it believes it is very likely that the reporting unit's fair value is less than the value carried on the balance sheet. This amendment is effective for annual and interim tests performed for fiscal years beginning after December 15, 2011. The effect of adopting this statement did not have an impact on the Company's financial position or results of operations.

(4) Net Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

Net inventories consist of the following:

	December 31, 2012	December 31, 2011
Finished goods	$ 30,262	$ 26,885
Work in process	23,533	19,190
Raw materials	12,352	11,261
Supplies	5,074	4,759
Total	$ 71,221	$ 62,095

(dollars in thousands, except per share data)

(4) Net Inventories (continued)

The components of inventory stated above are net of reserves of $11,839 and $11,243 as of December 31, 2012 and 2011, respectively.

(5) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31, 2012	December 31, 2011
Land	$ 4,221	$ 4,147
Buildings and improvements	92,307	89,587
Machinery and equipment	364,370	340,978
Furniture and fixtures	1,813	1,797
Construction in progress	21,382	8,190
Total	484,093	444,699
Accumulated depreciation	(332,278)	(305,071)
Net	$ 151,815	$ 139,628

Depreciation expense was $21,528, $22,822 and $21,632 for the years ended December 31, 2012, 2011 and 2010, respectively. Total capital expenditures in 2012 and 2011 were $29,407 and $15,008, respectively.

(6) Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

Balance as of January 1, 2011	$ 37,694
Translation effect	(963)
Balance as of December 31, 2011	36,731
Translation effect	581
Balance as of December 31, 2012	$ 37,312

Acquired intangible assets, which are amortized, consist of the following:

	As of December 31, 2012			
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Technology-based intangibles	20 years	$ 4,011	$ (552)	$ 3,459
Customer-related intangibles	10 - 15 years	778	(146)	632
		$ 4,789	$ (698)	$ 4,091

	As of December 31, 2011			
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Technology-based intangibles	20 years	$ 3,933	$ (344)	$ 3,589
Customer-related intangibles	10 - 15 years	763	(91)	672
		$ 4,696	$ (435)	$ 4,261

The change in the gross carrying amount is primarily due to the impact of foreign currency.

(dollars in thousands, except per share data)

(6) Goodwill and Intangible Assets (continued)

Amortization expense amounted to $247, $298 and $196 for the years ended December 31, 2012, 2011 and 2010, respectively.

Amortization expense related to current intangible assets is expected to be approximately $250 in each of the next five years.

(7) Investments in and Advances to Partially-Owned Affiliates

The Company owns 51% of the equity in Zenara Pharma ("Zenara") and will purchase the remaining 49% in 2016 based upon a formula derived from future EBITDA. Zenara is a pharmaceutical company focused on the formulation of final dosage form products based in India.

Under current U.S. GAAP, the Company does not consolidate the results of Zenara as it does not meet the requirements of having control over the entity. The contractual arrangement includes substantial participating rights for the 49% interest holder. These rights were bargained for by the 49% interest holder to ensure that all significant transactions, as defined in the agreement, require a unanimous vote. Furthermore, the 49% minority owner will handle all daily operations of the business including all aspects of employee relations at the site. Therefore, the Company accounts for this investment under the equity method of accounting.

The impact of its ownership stake in Zenara was a loss of $1,976, $1,621 and $286 in 2012, 2011 and 2010, respectively, and is located within "Other expenses/(income)" as "Equity in losses of partially-owned affiliates" in the Company's income statement. These amounts include amortization expense of $965, $1,106 and $185 in 2012, 2011 and 2010, respectively, and depreciation expense of $132, $149 and $25 in 2012, 2011 and 2010, respectively. In 2012, the Company advanced $1,594 to Zenara.

Investments in and advances to partially-owned affiliates also includes a gain of $210 in 2012 related to an investment in a European joint venture. In 2012, the Company advanced $453 to the European joint venture.

(8) Accrued Expense and Other Current Liabilities

The components of accrued expenses and other current liabilities are as follows:

	December 31,	
	2012	2011
Salaries and employee benefits payable	$ 22,702	$ 17,650
Taxes payable and related reserves	10,180	7,181
Other	10,962	12,042
Total	$ 43,844	$ 36,873

(9) Income Taxes

Income before income taxes consists of the following:

	December 31,		
	2012	2011	2010
Domestic	$ 13,525	$ 3,749	$ 1,199
International	17,843	16,188	13,775
Total	$ 31,368	$ 19,937	$ 14,974

(dollars in thousands, except per share data)

(9) Income Taxes (continued)

The provision for income taxes consist of the following (benefits)/provisions:

	December 31, 2012	2011	2010
Current:			
Federal	$ (177)	$ (196)	$ (3)
State	4	45	55
International	8,525	7,074	6,778
	8,352	6,923	6,830
Deferred:			
Federal	$ (36,287)	$ 204	$ 204
International	(3,926)	(925)	(1,369)
	(40,213)	(721)	(1,165)
Total	$ (31,861)	$ 6,202	$ 5,665

The (benefit)/provision for income taxes differs from the statutory federal income tax rate of 35% for 2012, 2011 and 2010 as follows:

	December 31, 2012	2011	2010
Income tax provision at U.S federal statutory rate	$ 10,979	$ 6,978	$ 5,241
State and local taxes, net of federal income tax benefits	(1)	14	17
Effect of foreign income taxed at rates other than the U.S. federal statutory rate	(1,780)	469	610
Foreign income inclusions	4,563	8,398	13,869
Tax credits	(177)	(196)	-
Indefinite-lived intangibles	-	204	204
Net change in valuation allowance	(45,105)	(9,546)	(14,246)
Other	(340)	(119)	(30)
Total	$ (31,861)	$ 6,202	$ 5,665

Foreign income inclusions represent distributions from foreign subsidiaries which gave rise to newly recognized foreign tax credits. The Company utilized fully valued foreign tax credits, alternative minimum tax credits, and research and experimentation tax credits in 2012, prior to the release of the domestic valuation allowance, fully valued foreign tax credits in 2011, and fully valued net operating loss carryforwards and foreign tax credits in 2010, to completely offset any tax impact of the foreign income inclusions. Net change in the valuation allowance in 2012 includes the fourth quarter benefit of $36,287 for the release of the domestic valuation allowance, the reduction in the domestic valuation allowance, prior to the release, for the utilization of fully valued tax credits to offset U.S. income tax and deferred tax amounts of $8,660, and the reduction in the foreign valuation allowance of $158.

(dollars in thousands, except per share data)

(9) Income Taxes (continued)

The components of deferred tax assets and liabilities as of December 31, 2012 and 2011 relate to temporary differences and carryforwards as follows:

	December 31,	
	2012	2011
Current deferred tax assets:		
Inventory	$ 2,263	$ 2,281
Legal and related reserves	100	508
Other	121	120
Current deferred tax assets	2,484	2,909
Valuation allowances	(754)	(1,991)
Total current deferred tax assets	$ 1,730	$ 918
Current deferred tax liabilities:		
Unremitted foreign earnings	$ 541	$ -
Other	2	856
Total current deferred tax liabilities	$ 543	$ 856

	December 31,	
	2012	2011
Non-current deferred tax assets:		
Foreign tax credit carryforwards	$ 35,410	$ 50,936
Environmental	850	1,549
Net capital loss carryforwards (domestic)	31	15
Net operating loss carryforwards (foreign)	902	996
Employee benefits	17,977	17,138
Restructuring	334	18
Research & experimentation tax credit carryforwards	1,681	1,630
Alternative minimum tax credit carryforwards	2,604	3,070
Property, plant and equipment	4,228	3,498
Other	4,432	3,817
Non-current deferred tax assets	68,449	82,667
Valuation allowances	(29,187)	(75,580)
Total non-current deferred tax assets	39,262	7,087
Non-current deferred tax liabilities:		
Property, plant and equipment	6,523	7,960
Intangibles and other	9,510	11,558
Foreign tax allocation reserve	2,544	3,812
Total non-current deferred tax liabilities	$ 18,577	$ 23,330
Total net non-current deferred tax (assets)/liabilities	$ (20,685)	$ 16,243

The Company establishes a valuation allowance against deferred tax assets when it is more likely than not that the Company will be unable to realize those deferred tax assets in the future. In 2003, the Company's assessment of the need for a valuation allowance against domestic deferred tax assets considered current and past performance, cumulative losses in recent years from domestic operations, and a shift in the geographic mix of forecasted income. Considering the pattern of then-recent domestic losses, the Company gave significant weight to projections showing future domestic losses for purposes of assessing the need for a valuation allowance. This assessment resulted in a determination that it was more likely than not that domestic deferred tax assets would not be realized, and as such, a valuation allowance against net domestic deferred tax assets was recorded.

(dollars in thousands, except per share data)

(9) Income Taxes (continued)

A sustained period of domestic profitability along with expectations of future domestic profitability of sufficient amounts and character is required before the Company would change its judgment regarding the need for a full valuation allowance against net domestic deferred tax assets. During 2012, the Company noted that it continued to approach three-year cumulative profitability and that it was possible it would conclude by the end of the year that a portion of its domestic deferred tax asset valuation allowance could be reversed in the fourth quarter of 2012. During the fourth quarter of 2012, the Company completed its long range planning process and all necessary analyses and concluded that its three-year cumulative domestic profitability through the end of 2012 and expectations of future domestic profitability warranted the reversal of all of the domestic valuation allowance attributable to net federal temporary differences, alternative minimum tax credits, and research and experimentation tax credits. Additionally, the Company released a portion of the domestic valuation allowance attributable to federal foreign tax credits. These valuation allowance releases resulted in a tax benefit to continuing operations of $36,287.

The Company expects to maintain a partial valuation allowance against its domestic federal foreign tax credits, subject to the consideration of all prudent and feasible tax planning strategies, until such time as the Company attains an appropriate level of future domestic profitability of the appropriate character and in the appropriate taxable years and is able to conclude that it is more likely than not that some portion of the domestic federal foreign tax credits against which the valuation allowance is recorded are realizable. The Company currently expects to maintain a full valuation allowance against state tax credits and deferred tax assets due to restrictive rules regarding realization. The Company expects to maintain a full valuation allowance against certain foreign tax assets, primarily NOL carryforwards, until such time as the Company attains an appropriate level of future profitability in the appropriate jurisdictions and is able to conclude that it is more likely than not that its foreign deferred tax assets are realizable.

The domestic valuation allowance for the years ended December 31, 2012, 2011 and 2010 decreased $47,490, increased $304, and decreased $3,891 respectively. The 2012 decrease in the domestic valuation allowance was allocated as follows: The valuation allowance decreased $36,287 for the release of valuation allowance due to domestic profitability, decreased by a net amount of $8,660 for domestic income and deferred tax amounts in continuing operations prior to the release of valuation allowance in the fourth quarter of 2012, and decreased by a net amount of $2,543 for domestic gains and losses included in OCI and discontinued operations. The 2011 increase in the domestic valuation allowance was allocated as follows: The valuation allowance decreased $9,340 for domestic income in continuing operations and increased by a net amount of $9,644 for deferred tax amounts, domestic gains and losses included in OCI and discontinued operations. The 2010 decrease in the domestic valuation allowance was allocated as follows: The valuation allowance decreased $14,321 for domestic income in continuing operations and increased by a net amount of $10,340 for deferred tax amounts, domestic gains and losses included in OCI and discontinued operations.

The foreign valuation allowance for the years ended December 31, 2012, 2011 and 2010 decreased $140, decreased $582, and increased $1,372, respectively. The 2012 decrease in the foreign valuation allowance was allocated as follows: The valuation allowance decreased $158 for foreign income and increased $18 for deferred tax amounts and currency translation adjustments included in OCI. The 2011 decrease in the foreign valuation allowance was allocated as follows: The valuation allowance decreased $206 for foreign income and decreased $376 for deferred tax amounts and currency translation adjustments included in OCI. The 2010 increase in the foreign valuation allowance was allocated as follows: The valuation allowance increased $75 for foreign losses and increased $1,297 for deferred tax amounts and currency translation adjustments included in OCI.

Under the tax laws of the various jurisdictions in which the Company operates, NOLs may be carried forward or back, subject to statutory limitations, to reduce taxable income in future or prior years. The domestic federal NOLs and most of the domestic state NOLs were fully utilized during 2010. The foreign NOLs are approximately $3,038, of which $2,347 are attributable to NOLs acquired during 2010. NOLs in most foreign jurisdictions will carry forward indefinitely.

As of December 31, 2012, $35,410 of domestic federal foreign tax credits, $1,681 of research and experimentation tax credits and $2,604 of alternative minimum tax credits are available as credits against future U.S. income taxes on worldwide income, subject to certain limitations. Under U.S. tax laws, these will expire in 2013 through 2018, 2020 through 2031, and the alternative minimum tax credit carryforwards have no expiration date, respectively. The domestic federal foreign tax credits are partially offset by a valuation allowance.

(dollars in thousands, except per share data)

(9) Income Taxes (continued)

In 2012 and 2011, the Company repatriated $8,953 and $25,332, respectively, of cash from its foreign subsidiaries in order to reduce its credit and currency exposure for cash held in foreign currencies or in non-U.S. banks by utilizing the excess cash for debt reduction. The Company utilized fully valued domestic tax credits in 2012 and 2011 to completely offset any tax impact of the foreign inclusions. Historically, the Company intended to reinvest foreign earnings indefinitely outside of the U.S. and only considered repatriating excess cash from foreign subsidiaries if it could utilize fully valued domestic tax attributes to completely offset any tax expense that would otherwise result. Unrecognized foreign tax credits and fully valued foreign tax credit carryovers had been available to offset any potential U.S. tax liability. Therefore, the Company had not provided U.S. federal or state income taxes or foreign withholding taxes on its undistributed earnings from foreign operations as of December 31, 2011. During the fourth quarter of 2012 the Company completed a detailed forecast of foreign source income by jurisdiction as part of the ongoing process to evaluate its valuation allowance against deferred tax assets. As part of this process, as well as a continuing desire to limit its exposure for cash held in foreign banks, the Company determined that it is likely that a portion of the undistributed earnings of its foreign subsidiaries will be repatriated to the U.S. in the future. Accordingly, the Company has changed its indefinite reinvestment assertion and provided a deferred tax liability of $541 on undistributed foreign earnings as of December 31, 2012. Subject to limitations, U.S. income tax on such foreign earnings, when actually repatriated, may be reduced or eliminated by unrecognized foreign tax credits that may be generated in connection with the repatriation, or by existing foreign tax credits or other tax attributes for which a valuation allowance was released in the fourth quarter of 2012.

The following table summarizes the activity related to the Company's unrecognized tax benefits as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at January 1	$ 4,328	$ 4,085	$ 4,598
Gross increases related to current period tax positions	348	317	236
Gross increases/(decreases) related to prior period tax positions	(483)	95	(303)
Expirations of statute of limitations for the assessment of taxes	(113)	(38)	(161)
Settlements	(175)	-	-
Foreign currency translation	62	(131)	(285)
Balance at December 31	$ 3,967	$ 4,328	$ 4,085

Of the total balance of unrecognized tax benefits at December 31, 2012, $3,967, if recognized, would affect the effective tax rate.

Gross interest and penalties at December 31, 2012, 2011 and 2010 of $4,511, $3,427 and $3,160, respectively, related to the above unrecognized tax benefits are not reflected in the table above. In 2012, 2011 and 2010, the Company accrued $985, $328 and $343, respectively, of interest and penalties in the income statement. Consistent with prior periods, the Company recognizes interest and penalties within its income tax provision.

Tax years 2007 and forward in the U.S. are open to examination by the IRS. The Company is also subject to examinations in its non-U.S. jurisdictions for 2007 and later years.

The Company is also subject to audits in various states for various years in which it has filed income tax returns. Previous state audits have resulted in immaterial adjustments. In the majority of states where the Company files, the Company is subject to examination for tax years 2008 and forward.

(dollars in thousands, except per share data)

(9) Income Taxes (continued)

In 2009, a subsidiary of the Company was examined by a European tax authority, which challenged the business purpose of the deductibility of certain intercompany transactions from 2003 and issued two formal assessments against the subsidiary. In 2010, the Company filed appeals to litigate the matter. The first court date related to this matter was held in 2011, after which the court issued its ruling in favor of the Company. The tax authorities appealed this ruling and the appeals court also ruled in the Company's favor in the fourth quarter of 2012, however this ruling only applies to the smaller of the two assessments. The first court date for the larger of the two assessments was held in September 2012, and the Company had not yet received the court's ruling. In 2012 the Company increased its reserve for unrecognized tax benefits for this matter by $664, including $116 of foreign currency translation, primarily due to a change in the potential penalties that could be levied against the Company. The Company still believes this dispute to be in the early stages of the judicial process since any ruling reached by any of the courts may be subject to further appeals, and as such the final date of resolution of this matter is uncertain at this time. However, within the next twelve months it is possible that factors such as new developments, settlements or judgments may require the Company to increase its reserve for unrecognized tax benefits by up to approximately $8,000 or decrease its reserve by approximately $6,000, including penalties and interest. If the court rules against the Company in subsequent court proceedings, a payment for a substantial portion of the judgment, including any penalties and interest, will be due immediately while the case is appealed. The Company has analyzed these issues in accordance with guidance on uncertain tax positions and believes at this time that its reserves are adequate, and intends to vigorously defend itself.

In the next twelve months, other than as noted above, the Company may increase its reserve for unrecognized tax benefits for intercompany transactions and acquired tax attributes by approximately $500. This could affect the effective tax rate.

(10) Long-term Debt

In November 2011, the Company entered into a $250,000 five-year Syndicated Senior Revolving Credit Facility ("Credit Facility") which expires in November 2016. The Company pays interest on this Credit Facility at LIBOR plus 1.75% - 2.50% based upon certain financial measurements. The Credit Facility also includes financial covenants regarding interest coverage and leverage ratios. The Company was in compliance with all financial covenants at December 31, 2012. As of December 31, 2012, there was $64,000 outstanding on the Credit Facility. As of December 31, 2011, there was $98,000 outstanding on the Credit Facility. The 2012 and 2011 weighted average interest rate for long-term bank debt was 2.2% and 1.6%, respectively.

(11) Derivatives and Hedging Activities

The Company operates internationally and is exposed to fluctuations in foreign exchange rates and interest rates in the normal course of business. The Company considers the use of derivative financial instruments to reduce exposure to market risks resulting from fluctuations in interest rates and foreign exchange rates.

All financial instruments involve market and credit risks. The Company is exposed to credit losses in the event of non-performance by the counterparties to the contracts. While there can be no assurance, the Company does not anticipate non-performance by these counterparties.

Foreign Currency Forward Contracts

The Company periodically enters into foreign currency forward contracts to hedge forecasted cash flows associated with foreign currency transaction exposures, as deemed appropriate. This hedging strategy mitigates some of the impact of short-term foreign exchange rate movements on the Company's local operating results primarily in Sweden and Italy. The Company's primary market risk relates to exposures to foreign currency exchange rate fluctuations on transactions entered into by these international operations that are denominated primarily in U.S. dollars, Swedish krona and Euros.

(dollars in thousands, except per share data)

(11) Derivatives and Hedging Activities (continued)

The Company's foreign currency forward contracts substantially offset gains and losses on the transactions being hedged. Foreign currency forward contracts outstanding during the year had varying maturities with none exceeding twelve months.

All foreign currency forward contracts outstanding during the year had been designated as cash flow hedges and, accordingly, changes in the fair value of these derivatives were not included in earnings but were included in accumulated other comprehensive (loss)/income ("AOCI"). Changes in the fair value of the derivative instruments reported in AOCI were recorded into earnings as a component of product revenue or expense, as applicable, when the forecasted transaction occurred. The ineffective portion of all hedges was recognized in current-period earnings and was immaterial to the Company's financial results.

The notional amounts of foreign exchange forward contracts were $11,005 at December 31, 2011. There were no foreign currency forward contracts outstanding at December 31, 2012.

Included in AOCI is the fair value of the Company's foreign currency forward contracts which was a gain of $380 as of December 31, 2011. The gain is located under the caption "Prepaid expenses and other current assets" on the balance sheet as of December 31, 2011.

Interest Rate Swap

The Company entered into an interest rate swap in March 2012 to reduce the impact of changes in interest rates on its floating rate debt. The swap is a contract to exchange floating rate for fixed interest payments periodically over the life of the agreement without the exchange of the underlying notional debt amount.

The swap contract outstanding at December 31, 2012 has been designated as a cash flow hedge and, accordingly, changes in the fair value of this derivative is not recorded in earnings but are recorded each period in AOCI and reclassified into earnings as interest expense in the same period during which the hedged transaction affects earnings. The ineffective portion of all hedges is recognized in earnings and has been immaterial to the Company's financial results.

As of December 31, 2012, the interest rate swap had a notional value of $60,000, at a fixed rate of 0.92%, maturing in September 2015. The fair value of this swap is based on quoted market prices and was in a loss position of $930 at December 31, 2012. This loss is reflected in the Company's balance sheet under the caption "Accrued expenses and other current liabilities." The Company did not have any interest rate swaps outstanding at December 31, 2011.

Assuming current market conditions continue, a loss of $419 is expected to be reclassed out of AOCI into earnings within the next 12 months.

Refer to Note 12 to the Company's consolidated financial statements for the summary table containing the fair value of the Company's financial instruments.

(12) Fair Value Measurements

U.S. GAAP establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation; Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

(dollars in thousands, except per share data)

(12) Fair Value Measurements (continued)

The following tables provide the assets and liabilities carried at fair value, measured on a recurring basis, as of December 31, 2012 and 2011:

Description	Total	Fair Value Measurements at December 31, 2012 using: (Level 1)	(Level 2)	(Level 3)
Interest rate swap, liabilities	$ (930)	$ -	$ (930)	$ -
Total	$ (930)	$ -	$ (930)	$ -

Description	Total	Fair Value Measurements at December 31, 2011 using: (Level 1)	(Level 2)	(Level 3)
Foreign currency forwards, assets	$ 380	$ -	$ 380	$ -
Total	$ 380	$ -	$ 380	$ -

The fair value of the interest rate swap is estimated based on the present value of the difference between expected cash flows calculated at the contracted interest rate and the expected cash flows at current market interest rates using observable benchmarks for the LIBOR forward rates at the end of the period.

The Company's foreign currency forward contracts are measured at fair value using observable market inputs such as forward rates, the Company's credit risk and its counterparties' credit risks. Based on these inputs, foreign currency forward contracts are classified within Level 2 of the valuation hierarchy. Based on the Company's continued ability to enter into forward contracts, the Company considers the markets for its fair value instruments to be active.

As of December 31, 2012, there had not been any significant impact to the fair value of the Company's derivative liabilities due to its own credit risk. Similarly, there had not been any significant adverse impact to the Company's derivative assets based on the Company's evaluation of its counterparties' credit risks.

The Company's financial instruments also include cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities. The carrying amount of these instruments approximates fair value because of their short-term nature. The carrying amount of the Credit Facility approximates fair value because the debt is based on current rates at which the Company could borrow funds with similar maturities.

Refer to Note 11 to the Company's consolidated financial statements for further disclosures on the Company's financial instruments.

(13) Stockholders' Equity

The Company has two classes of common shares, Common Stock and Nonvoting Common Stock. Authorized shares of Common Stock were 100,000,000 at December 31, 2012 and 2011. Authorized shares of Nonvoting Common Stock were 730,746 at December 31, 2012 and 2011. Nonvoting Common Stock with a par value of $0.10 has equal rights with Common Stock, with the exception of voting power. Nonvoting Common Stock is convertible, share for share, into Common Stock, subject to any legal requirements applicable to holders restricting the extent to which they may own voting stock. As of December 31, 2012 and 2011, no shares of Nonvoting Common Stock were outstanding. The Company has authorized 5,000,000 shares of Series Preferred Stock, par value $.10, issuable in series and with rights, powers and preferences as may be fixed by the Board of Directors. At December 31, 2012 and 2011, there was no preferred stock outstanding.

The Company held treasury shares of 1,795,082 and 1,866,258 at December 31, 2012 and 2011, respectively, which are primarily used for issuance to employee compensation plans.

At December 31, 2012 there were 439,608 authorized shares of Common Stock reserved for issuance through equity compensation plans.

(dollars in thousands, except per share data)

(14) Restructuring Expenses

During 2010, the Company finalized a plan to restructure its operations at a manufacturing site which resulted in a reduction in workforce of 32 employees. The plan included certain one-time benefits for terminated employees, all of which will be paid in cash. Costs related to this transaction are recorded as "Restructuring expenses" in the income statement. As of December 31, 2012 the balance in this reserve was negligible.

(15) Stock Based Compensation

The Company recognizes compensation costs for stock options awarded to employees based on their grant-date fair value. The value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value per share for the stock options granted to employees for the years ended December 31, 2012, 2011 and 2010 were $7.14, $3.18 and $2.45, respectively.

The following assumptions were used in determining the fair value of stock options for grants issued in 2012, 2011 and 2010:

	2012	2011	2010
Expected volatility	71.84%	68.91%-71.53%	66.48%-68.13%
Expected term	4.75 years	4.75 years	4.75 years
Risk-free interest rate	0.66%	1.02%-2.00%	1.25%-2.52%

The Company does not have any publicly traded stock options; therefore, expected volatilities are based on historical volatility of the Company's stock. The risk-free interest rate is based on the yield of a zero-coupon U.S. Treasury bond whose maturity period approximates the option's expected term. The expected term was utilized based on the "simplified" method for determining the expected term of stock options in Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment." The Company also considered SAB No. 110 when determining the expected term of stock options.

For 2012, 2011, and 2010, the Company recorded $1,303, $1,028 and $1,072, respectively, in selling, general and administrative expenses for stock options. As of December 31, 2012, the total compensation cost related to unvested stock option awards granted to employees but not yet recognized was $4,318. The cost will be amortized on a straight-line basis over the remaining weighted-average vesting period of 2.7 years.

Cambrex senior executives, until 2010, participated in an executive incentive plan which rewarded achievement with restricted stock units. Members of the Cambrex Board of Directors currently participate in an incentive plan which rewards service with restricted stock units. Awards are made annually and vest over six months. On the six month anniversary of the grant, restrictions on sale or transfer are removed and shares are issued to the Directors. In the event of termination of service or retirement, the participant is entitled to the vested portion of the restricted stock units and forfeits the remaining amount. These awards are classified as equity awards.

For 2012, 2011, and 2010, the Company recorded $446, $497, and $645, respectively, in selling, general and administrative expenses for restricted stock units. As of December 31, 2012, the total compensation cost related to unvested restricted stock units granted but not yet recognized was $27. The cost will be amortized on a straight-line basis over the remaining weighted-average vesting period of 0.1 years.

The Company grants equity-settled performance shares ("PSs") to certain executives. PS awards provide the recipient the right to receive a certain number of shares of the Company's common stock in the future, which depends on the Company's level of achievement of revenue and EBITDA growth as compared to the relative revenue and EBITDA growth of the members of a specified peer group of companies typically over a three year performance period. The peer group consists of publicly-traded life sciences companies competing in the same industry as the Company. For 2012, 2011 and 2010, the Company recorded $53, $40 and $157, respectively, in selling, general and administrative expense related to these PS awards.

(dollars in thousands, except per share data)

(15) Stock Based Compensation (continued)

The Company grants cash-settled performance share units ("PSUs") to certain executives. PSU awards provide the recipient the right to receive the cash value of a certain number of shares of the Company's common stock in the future, which depends on the Company's level of achievement of revenue and EBITDA growth as compared to the relative revenue and EBITDA growth of the members of a specified peer group of companies typically over a three year performance period. The peer group consists of publicly-traded life sciences companies competing in the same industry as the Company. For 2012, 2011 and 2010, the Company recorded $1,529, $415 and $78, respectively, in selling, general and administrative expenses for PSU awards. The increase is primarily the result of the Company's recent performance compared to the peer group and the Company's higher share price.

The following table is a summary of the Company's stock option activity issued to employees and related information:

	Number of Shares	Weighted Average Exercise Price	Options Exercisable
Outstanding at December 31, 2010	1,853,793	$ 7.51	863,623
Granted	586,000	5.55	
Exercised	(31,500)	4.61	
Forfeited or expired	(118,420)	14.80	
Outstanding at December 31, 2011	2,289,873	6.67	1,122,122
Granted	392,400	12.46	
Exercised	(263,092)	5.15	
Forfeited or expired	(154,782)	18.72	
Outstanding at December 31, 2012	2,264,399	7.02	
Exercisable at December 31, 2012	1,234,623	$ 6.12	

The aggregate intrinsic value for all stock options exercised for the years ended December 31, 2012 and 2011 was $1,658 and $70, respectively, and negligible for 2010. The aggregate intrinsic values for all stock options outstanding and exercisable as of December 31, 2012 were $10,517 and $6,719, respectively.

A summary of the Company's nonvested stock options and restricted stock activity is presented below:

	Nonvested Stock Options		Nonvested Restricted Stock	
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2010	990,170	$ 2.57	105,324	$ 6.17
Granted	586,000	3.18	61,072	5.24
Vested during period	(370,919)	2.51	(107,497)	5.99
Forfeited	(37,500)	2.89	-	-
Nonvested at December 31, 2011	1,167,751	2.89	58,899	5.54
Granted	392,400	7.14	43,422	6.82
Vested during period	(491,875)	2.62	(71,176)	6.23
Forfeited	(38,500)	3.25	-	-
Nonvested at December 31, 2012	1,029,776	$ 4.62	31,145	$ 5.76

CAMBREX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(dollars in thousands, except per share data)

(16) Retirement Plans

Domestic Pension Plan

The Company maintains a defined-benefit pension plan ("Domestic Pension Plan") for certain salaried and certain hourly employees. Benefits are based on salary and years of service or negotiated benefits for employees covered by a collective bargaining agreement. The Company's policy is to fund pension costs to the full extent required by the Internal Revenue Code. The Company also has a Supplemental Executive Retirement Plan ("SERP") for key executives. This plan is non-qualified and unfunded. Benefits accruing under both plans were frozen as of August 31, 2007. In July 2008, the Board of Directors of the Company amended the SERP to allow for lump sum payments effective January 1, 2009. The lump sum value as of January 1, 2009 will be paid in 10 equal actuarial equivalent installments.

International Pension Plans

A foreign subsidiary of the Company maintains a pension plan ("International Pension Plan") for its employees that conforms to the common practice in that country. Based on local laws and customs, this plan is unfunded.

Savings Plan

Cambrex makes available to all domestic employees a savings plan. Employee contributions are matched in part by Cambrex. The cost of this plan amounted to $733, $604 and $649 in 2012, 2011 and 2010, respectively.

Other

The Company has a non-qualified Deferred Compensation Plan for Key Executives ("The Plan"). Under this Plan, officers and key employees may elect to defer all or any portion of their pre-tax earnings or elect to defer receipt of the Company's stock which would otherwise have been issued upon the exercise of the Company's options. Included within other liabilities at December 31, 2012 and 2011 is $1,118 and $1,230, respectively, representing the Company's obligation under the plan. The Company invests in certain mutual funds and as such, included within other assets at December 31, 2012 and 2011 is $1,118 and $1,230, respectively, representing the fair value of these funds. The fair values of these mutual funds are based on quoted market prices in active markets (Level 1). The number of Cambrex shares held in trust under this plan as of December 31, 2012 and 2011 were 49,121, and are included as a reduction of equity. The value of the shares held in trust and the corresponding liability of $559 and $353 at December 31, 2012 and 2011, respectively, have also been recorded in equity. The Plan is not funded by the Company, but the Company has established a Deferred Compensation Trust Fund which holds the shares issued. Effective December 2011 the Board of Directors suspended employee contributions to this Plan.

The benefit obligations as of December 31, 2012 and 2011 are as follows:

	Pension Plans					
	Domestic		SERP		International	
	2012	2011	2012	2011	2012	2011
Change in benefit obligation						
Benefit obligation, beginning of year	$ 75,430	$ 66,268	$ 4,153	$ 5,139	$ 23,020	$ 20,877
Service cost	-	-	-	-	660	611
Interest cost	3,284	3,462	85	150	795	944
Actuarial loss	4,699	8,904	88	90	1,852	2,034
Benefits paid	(3,455)	(3,204)	(636)	(1,226)	(755)	(744)
Currency translation affect	-	-	-	-	1,461	(702)
Benefit obligation, end of year	$ 79,958	$ 75,430	$ 3,690	$ 4,153	$ 27,033	$ 23,020

(dollars in thousands, except per share data)

(16) Retirement Plans (continued)

The plan assets and funded status of the Domestic Pension Plan as of December 31, 2012 and 2011 are as follows:

	2012	2011
Change in plan assets		
Fair value of plan assets, beginning of period	$ 49,104	$ 47,323
Actual return on plan assets	5,945	619
Contributions	2,306	4,366
Benefits paid	(3,455)	(3,204)
Fair value of plan assets, end of period	$ 53,900	$ 49,104
Unfunded status	(26,058)	(26,326)
Accrued benefit cost, end of period	$ (26,058)	$ (26,326)

The unfunded status of the SERP was ($3,690) and ($4,153) as of December 31, 2012 and 2011, respectively. The unfunded status of the International Pension Plan was ($27,033) and ($23,020) as of December 31, 2012 and 2011, respectively.

The amounts recognized in AOCI as of December 31, 2012 and 2011 consist of the following:

	Pension Plans					
	Domestic		SERP		International	
	2012	2011	2012	2011	2012	2011
Actuarial loss	$ 32,646	$ 31,083	$ 958	$ 946	$ 7,354	$ 5,658
Prior service cost/(benefit)	-	60	287	344	(31)	(38)
	$ 32,646	$ 31,143	$ 1,245	$ 1,290	$ 7,323	$ 5,620

The components of net periodic benefit cost are as follows:

	Pension Plans								
	Domestic			SERP			International		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Components of net periodic benefit cost									
Service cost	$ -	$ -	$ -	$ -	$ -	$ -	$ 660	$ 611	$ 577
Interest cost	3,284	3,462	3,519	85	150	200	795	944	857
Expected return on plan assets	(3,674)	(3,787)	(3,177)	-	-	-	-	-	-
Amortization of prior service cost/(benefit)	60	436	436	57	57	57	(7)	(7)	176
Recognized actuarial loss	864	458	429	76	49	33	200	111	102
Net periodic benefit cost	$ 534	$ 569	$ 1,207	$ 218	$ 256	$ 290	$ 1,648	$ 1,659	$ 1,712

The estimated amounts that will be amortized from AOCI into net periodic benefit cost in 2013 are as follows:

	Pension Plans		
	Domestic	SERP	International
Actuarial loss	$ 937	$ 99	$ 284
Prior service cost/(benefit)	-	57	(7)
Total	$ 937	$ 156	$ 277

(dollars in thousands, except per share data)

(16) Retirement Plans (continued)

Major assumptions used in determining the benefit obligations are presented in the following table:

	2012	2011
Discount rate:		
Domestic Pension Plan	3.90%	4.45%
SERP	1.35%	2.40%
International Pension Plan	3.40%	4.40%
Rate of compensation increase:		
International Pension Plan	2.40%	2.80%

Major assumptions used in determining the net benefit cost are presented in the following table:

	2012	2011	2010
Discount rate:			
Domestic Pension Plan	4.45%	5.35%	5.90%
SERP	2.40%	3.40%	4.15%
International Pension Plan	3.40%	4.40%	4.70%
Expected return on plan assets:			
Domestic Pension Plan	7.50%	7.50%	7.50%
Rate of compensation increase:			
International Pension Plan	2.40%	2.80%	3.00%

In making its assumption for the long-term rate of return on plan assets, the Company has utilized historical rates earned on securities allocated consistently with its investments. The discount rate was selected by projecting cash flows associated with plan obligations, which were matched to a yield curve of high quality corporate bonds. The Company then selected the single rate that produced the same present value as if each cash flow were discounted by the corresponding spot rate on the yield curve.

The aggregate Accumulated Benefit Obligation ("ABO") of $79,958 exceeds plan assets by $26,058 as of December 31, 2012 for the Domestic Pension Plan. The aggregate ABO is $25,946 for the International Pension Plan as of December 31, 2012. The International Pension Plan is unfunded.

The Company expects to contribute approximately $985 in cash to the Domestic Pension Plan in 2013. The Company does not expect to contribute cash to its International Pension Plan in 2013.

The following benefit payments are expected to be paid out of the plans:

	Pension Plans		
	Domestic	SERP	International
2013	$ 3,201	$ 636	$ 771
2014	$ 3,434	$ 636	$ 772
2015	$ 3,435	$ 636	$ 780
2016	$ 3,408	$ 636	$ 784
2017	$ 3,560	$ 636	$ 807
2018-2022	$ 19,994	$ 636	$ 5,162

(dollars in thousands, except per share data)

(16) Retirement Plans (continued)

The investment objective for the Domestic Pension Plan's assets is to achieve long-term growth with exposure to risk at an appropriate level. The Company invests in a diversified asset mix consisting of equities (domestic and international) and taxable fixed income securities. Assets are managed to obtain the highest total rate of return in keeping with a moderate level of risk. The target allocations for plan assets are 30% - 80% equity securities, 25% - 45% U.S. fixed income and 0% - 10% all other investments. Equity securities primarily include investments in large-cap and small-cap companies, U.S. Fixed income securities include high quality corporate bonds and U.S. government securities. Other types of investments include real asset funds, consisting primarily of investments in commodities, and Treasury Inflation-Protected Securities ("TIPS").

The fair values of the Company's pension plan assets by asset category are as follows:

		Fair Value Measurements at December 31, 2012 using:		
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Equity securities:				
U.S. companies	$ 19,238	$ -	$ 19,238	$ -
International companies	10,337	-	10,337	-
U.S. fixed income	17,625	-	15,465	2,160
Commodities	4,131	-	4,131	-
TIPS	2,569	-	2,569	-
	$ 53,900	$ -	$ 51,740	$ 2,160

		Fair Value Measurements at December 31, 2011 using:		
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Equity securities:				
U.S. companies	$ 17,403	$ -	$ 17,403	$ -
International companies	9,481	-	9,481	-
U.S. fixed income	16,136	-	14,036	2,100
Commodities	3,756	-	3,756	-
TIPS	2,328	-	2,328	-
	$ 49,104	$ -	$ 47,004	$ 2,100

The following table sets forth a summary of the changes in the fair value of the Domestic Plan's Level 3 assets, which are annuity contracts with an insurance company, for the year ended December 31, 2012:

	Group Annuity Contract
Balance at December 31, 2011	$ 2,100
Actual return on plan assets:	
Relating to assets still held at the reporting date	113
Purchases, issuances, and settlements	(53)
Balance at December 31, 2012	$ 2,160

(dollars in thousands, except per share data)

(17) Foreign Operations and Sales

The following summarized data represents the gross sales and long lived assets for the Company's domestic and foreign entities for 2012, 2011 and 2010:

	Domestic	Foreign	Total
2012			
Gross sales	$ 109,729	$ 168,202	$ 277,931
Long-lived assets	44,085	149,133	193,218
2011			
Gross sales	$ 83,407	$ 171,068	$ 254,475
Long-lived assets	34,885	145,735	180,620
2010			
Gross sales	$ 71,363	$ 155,073	$ 226,436
Long-lived assets	36,691	156,173	192,864

Export sales, included in domestic gross sales, in 2012, 2011 and 2010 amounted to $32,872, $31,605, and $18,529, respectively.

Sales to geographic area consist of the following:

	2012	2011	2010
Europe	$ 150,678	$ 156,814	$ 127,009
North America	105,439	75,979	78,497
Asia	12,827	10,448	12,554
Other	8,987	11,234	8,376
Total	$ 277,931	$ 254,475	$ 226,436

One customer, Gyma, a distributor representing multiple customers, accounted for 12.5%, 10.8% and 12.8% of consolidated gross sales for 2012, 2011 and 2010, respectively.

(18) Commitments

The Company has operating leases expiring on various dates through the year 2019. The leases are primarily for the rental of office space, office and laboratory equipment and vehicles. At December 31, 2012, future minimum commitments under non-cancelable operating lease arrangements were as follows:

Year ended December 31:	
2013	$ 995
2014	846
2015	671
2016	502
2017	499
2018 and thereafter	539
Total commitments	$ 4,052

Total operating lease expense was $815, $644 and $2,027 for the years ended December 31, 2012, 2011 and 2010, respectively.

(dollars in thousands, except per share data)

(18) Commitments (continued)

The Company is party to several unconditional purchase obligations resulting from contracts that contain legally binding provisions with respect to quantities, pricing and timing of purchases. The Company's purchase obligations mainly include commitments to purchase utilities. At December 31, 2012, future commitments under these obligations were as follows:

Year ended December 31:		
2013	$	2,557
2014		1,708
2015		-
2016		-
2017		-
Total commitments	$	4,265

(19) Contingencies

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company continually assesses all known facts and circumstances as they pertain to all legal and environmental matters and evaluates the need for reserves and disclosures as deemed necessary based on these facts and circumstances. These matters, either individually or in the aggregate, could result in actual costs that are significantly higher than the Company's current assessment and could have a material adverse effect on the Company's operating results and cash flows in future reporting periods. While these matters, specifically environmental matters, could have a material adverse effect on the Company's financial condition, based upon past experience, it is likely that payments significantly in excess of current reserves, if required, would be made over an extended number of years.

Environmental

In connection with laws and regulations pertaining to the protection of the environment, the Company and its subsidiaries are a party to several environmental proceedings and remediation investigations and cleanups and, along with other companies, have been named a potentially responsible party ("PRP") for certain waste disposal sites ("Superfund sites"). Additionally, the Company has retained the liability for certain environmental proceedings associated with discontinued operations.

It is the Company's policy to record appropriate liabilities for environmental matters where remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are based on the Company's best estimate of the undiscounted future costs required to complete the remedial work. Each of these matters is subject to various uncertainties, and it is possible that some of these matters will be decided unfavorably against the Company. The resolution of such matters often spans several years and frequently involves regulatory oversight or adjudication. Additionally, many remediation requirements are fluid and are likely to be affected by future technological, site and regulatory developments. Consequently, the ultimate liability with respect to such matters, as well as the timing of cash disbursements cannot be determined with certainty.

In matters where the Company has been able to reasonably estimate its liability, the Company has accrued for the estimated costs associated with the study and remediation of applicable sites. These reserves were $5,096 and $7,786 at December 31, 2012 and 2011, respectively. The decrease in the reserve includes payments of $4,209 partially offset by adjustments to reserves of $1,422 and the impact of currency translation of $97. The reserves are adjusted periodically as remediation efforts progress or as additional technical, regulatory or legal information become available. Based upon available information and analysis, the Company's current reserve represents management's best estimate of the probable and estimable costs associated with environmental proceedings including amounts for current investigation fees where full investigation and remediation costs may not be estimable at the reporting date. Given the uncertainties regarding the outcome of investigative and study activities, the status of laws, regulations, enforcement, policies, the impact of other PRPs, technology and information related to individual sites, the Company does not believe it is possible to currently develop an estimate of the range of reasonably possible environmental loss in excess of its reserves.

(dollars in thousands, except per share data)

(19) Contingencies (continued)

CasChem

As a result of the sale of the Bayonne, New Jersey facility, the Company became obligated to investigate site conditions and conduct required remediation under the New Jersey Industrial Site Recovery Act. The Company intends to continue implementing a sampling plan at the property in 2013 pursuant to the New Jersey Department of Environmental Protection's ("NJDEP") private oversight program. The results of the completed sampling, and any additional sampling deemed necessary, will be used to develop an estimate of the Company's future liability for remediation costs. As of December 31, 2012, the Company's reserve was $184 to cover costs associated with current investigative work.

Cosan

In response to the NJDEP, the Company completed its initial investigation and submitted the results of the investigation and a proposed remediation plan to the NJDEP for its Cosan Clifton, New Jersey site. The NJDEP subsequently rejected the remediation plan and requested additional investigative work at the site and that work is on-going. The reserve was $767 at December 31, 2012, which was based on the initial remedial action plan. The results of the additional investigative work may impact the remediation plan and costs.

Additionally, the Company has a reserve of $836 for the Cosan Carlstadt, New Jersey site based on the investigations completed to date and the proposed remediation plan submitted to the NJDEP for its approval. The NJDEP has subsequently required the Company to perform additional investigative work prior to approval of the remediation plan. The results of this additional investigative work may impact the remediation plan and costs. The NJDEP has advised the Company that the site is now placed in the NJDEP's private oversight program. Under the private oversight program, the Company has continued with the investigative plan in 2012.

Berry's Creek

The Company received a notice from the United States Environmental Protection Agency ("USEPA") that two former subsidiaries of the Company are considered PRPs at the Berry's Creek Study Area in New Jersey. These subsidiaries are among many other PRPs that were listed in the notice. Pursuant to the notice, the PRPs have been asked to perform a remedial investigation and feasibility study of the Berry's Creek site. The Company has joined the group of PRPs and entered into an Administrative Settlement Agreement ("Agreement") and Order on Consent with the USEPA agreeing to jointly conduct or fund an appropriate remedial investigation and feasibility study of the Berry's Creek site with the other PRPs in the Agreement. The PRPs have engaged consultants to perform the work specified in the Agreement and develop a method to allocate related costs among the PRPs. As of December 31, 2012, the Company's reserve was $211 to cover the current phase of investigation based on a tentative agreement on the allocation of the site investigation costs among the PRPs. The investigation is ongoing and at this time it is too early to predict the extent of additional liabilities.

Maybrook and Harriman Sites

The Company's Nepera, Inc. subsidiary ("Nepera") is named a PRP of the Maybrook site in Hamptonburgh, New York by the USEPA in connection with the discharge, under appropriate permits, of wastewater at that site prior to Cambrex's acquisition of Nepera in 1986. The USEPA also issued the Company a Notice of Potential Liability and the Company signed a consent decree to complete the Record of Decision ("ROD") and has provided the USEPA with appropriate financial assurance to guarantee the obligation under the consent decree. The PRPs began to implement a soil remedial action at this site in the third quarter of 2011 which was completed in 2012 pending approval by the USEPA. The completion of this project resulted in an additional expense of $962 recorded in discontinued operations in 2012.

Nepera, together with Pfizer as successor to Warner Lambert, is also named a responsible party for its former Harriman, New York production facility by the New York State Department of Environmental Conservation ("NYSDEC"). A final ROD describing the Harriman site remediation responsibilities for Pfizer and the Company was issued in 1997 (the "1997 ROD") and implemented under a federal Consent Decree with NYSDEC. Site clean-up work under the 1997 ROD is on-going and jointly performed by Pfizer and the Company, with NYSDEC oversight. ELT Harriman, LLC ("ELT"), the current owner of the Harriman site, conducted other investigation and remediation activities under a separate NYSDEC directive.

(dollars in thousands, except per share data)

(19) Contingencies (continued)

In December 2010, the NYSDEC notified the Company, Pfizer, ELT and former owner Vertellus Specialties Holdings that NYSDEC intended to implement a site-wide re-characterization of the Harriman site under a single, new Administrative Consent Order. This development may lead to increased liabilities for the Company, in which case, the Company intends to pursue available indemnities against other parties under contract and common law. There are on-going discussions between the NYSDEC and all parties to try to resolve this matter. To date, negotiations have been unsuccessful in fully resolving disputes as to which parties may be responsible for different remediation activities at the Harriman site. As of December 31, 2012, the reserve recorded by the Company for the Harriman site was $300, which represents the Company's best estimate to complete the 1997 ROD.

Scientific Chemical Processing ("SCP") Superfund Site

Nepera was named a PRP of the SCP Superfund site, located in Carlstadt, New Jersey, in the early 1980's along with approximately 130 other PRPs. The site is a former waste processing facility that accepted various waste for recovery and disposal including processing wastewater from Nepera. The PRPs are in the process of implementing a final remedy at the site. The SCP Superfund site has also been identified as a PRP in the Berry's Creek Superfund site (see previous discussion). For over a decade, the remediation has been funded by de minimus settlements and by the insurers of the SCP Superfund site's owners and operators. However, due to an unexpected increase in remediation costs at the site and costs to contribute to the Berry's Creek investigation, the PRP group has approved the assessment of an additional cash contribution by the PRP group. While the Company continues to dispute the methodology used by the PRP group to arrive at its allocation for the cash contribution, the Company has paid the initial funding requests. The Company does not currently maintain a reserve for the SCP Superfund site. Costs associated with remediation at the site, and SCP's current allocation of Berry's Creek investigative costs are each expected to be communicated to the Company by SCP in 2013.

Newark Bay Complex Litigation

CasChem and Cosan have been named as two of several hundred third-party defendants in a third-party complaint filed in February 2009, by Maxus Energy Corporation ("Maxus") and Tierra Solutions, Inc. ("Tierra"). The original plaintiffs include the NJDEP, the Commissioner of the NJDEP and the Administrator of the New Jersey Spill Compensation Fund, which originally filed suit in 2005 against Maxus, Tierra and other defendants seeking recovery of cleanup and removal costs for alleged discharges of dioxin and other hazardous substances into the Passaic River, Newark Bay, Hackensack River, Arthur Kill, Kill Van Kull and adjacent waters (the "Newark Bay Complex"). Maxus and Tierra are now seeking contributions from third-party defendants, including subsidiaries of the Company, for cleanup and removal costs for which each may be held liable in the primary lawsuit. Maxus and Tierra also seek recovery for cleanup and removal costs that each has incurred or will incur relating to the Newark Bay Complex. The Company expects to vigorously defend against the lawsuit. At this time it is too early to predict whether the Company will have any liability in this matter.

The Company is involved in other environmental matters where the range of liability is not reasonably estimable at this time and it is not foreseeable when information will become available to provide a basis for adjusting or recording a reserve, should a reserve ultimately be required.

Litigation and Other Matters

Lorazepam and Clorazepate

In 1998, the Company and a subsidiary were named as defendants along with Mylan Laboratories, Inc. ("Mylan") and Gyma Laboratories, Inc. ("Gyma") in a proceeding instituted by the Federal Trade Commission in the United States District Court for the District of Columbia (the "District Court"). Suits were also commenced by several State Attorneys General and class action complaints by private plaintiffs in various state courts. The suits alleged violations of the Federal Trade Commission Act arising from exclusive license agreements between the Company and Mylan covering two Active Pharmaceutical Ingredients (Lorazepam and Clorazepate).

(dollars in thousands, except per share data)

(19) Contingencies (continued)

All cases have been resolved except for one brought by four health care insurers. In the remaining case, the District Court entered judgment after trial in 2008 against Mylan, Gyma and Cambrex in the total amount of $19,200, payable jointly and severally, and also a punitive damage award against each defendant in the amount of $16,709. In addition, at the time, the District Court ruled that the defendants were subject to a total of approximately $7,500 in prejudgment interest. The case is currently pending before the District Court following a January 2011 remand by the Court of Appeals where briefing related to whether the court has jurisdiction over certain self-funded customer plaintiffs is ongoing.

In 2003, Cambrex paid $12,415 to Mylan in exchange for a release and full indemnity against future costs or liabilities in related litigation brought by the purchasers of Lorazepam and Clorazepate, as well as potential future claims related to the ongoing matter. Mylan has submitted a surety bond underwritten by a third-party insurance company in the amount of $66,632. In the event of a final settlement or final judgment, Cambrex expects any payment required by the Company to be made by Mylan under the indemnity described above.

Other

The Company has commitments incident to the ordinary course of business including corporate guarantees of certain subsidiary obligations to the Company's lenders related to financial assurance obligations under certain environmental laws for remediation; closure and third party liability requirements of certain of its subsidiaries and a former operating location; contract provisions for indemnification protecting its customers and suppliers against third party liability for the manufacture and sale of Company products that fail to meet product warranties and contract provisions for indemnification protecting licensees against intellectual property infringement related to licensed Company technology or processes.

Additionally, as permitted under Delaware law, the Company indemnifies its officers, directors and employees for certain events or occurrences while the officer, director or employee is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer's, director's or employee's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that covers a portion of any potential exposure. The Company currently believes the estimated fair value of its indemnification agreements is not material based on currently available information, and as such, the Company had no liabilities recorded for these agreements as of December 31, 2012.

Cambrex's subsidiaries are party to a number of other proceedings that are not considered material at this time.

(20) Discontinued Operations

For 2012, the Company recorded pre-tax charges of $1,425, reduced by a tax benefit of $499, for environmental remediation related to sites of divested businesses as discontinued operations. For 2011, the Company recorded pre-tax charges of $2,851 for environmental remediation, net of insurance proceeds, related to sites of divested businesses as discontinued operations. For 2010, the Company recorded a benefit of $1,652 as a result of the expiration of a contingent liability, pre-tax charges of $1,144 for environmental remediation, net of insurance proceeds, and $170 for a workers' compensation claim, all related to sites of divested businesses as discontinued operations.

CAMBREX CORPORATION AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL AND SUPPLEMENTARY DATA - UNAUDITED
(in thousands, except share and per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter (1)
2012				
Gross sales	$ 70,559	$ 77,142	$ 59,841	$ 70,389
Net revenues	70,228	77,133	59,210	69,930
Gross profit	22,428	28,445	18,531	21,083
Income from continuing operations	7,038	9,928	2,021	44,242
Loss from discontinued operations (2)	-	-	(332)	(594)
Net income	7,038	9,928	1,689	43,648
Earnings per share of common stock:(3)				
Basic	0.24	0.34	0.06	1.46
Diluted	0.24	0.33	0.06	1.42
Average shares:				
Basic	29,602	29,623	29,711	29,874
Diluted	29,886	29,912	30,587	30,717

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2011				
Gross sales	$ 61,654	$ 67,484	$ 58,203	$ 67,134
Net revenues	60,585	68,382	59,155	67,531
Gross profit	17,455	19,057	17,829	19,743
Income from continuing operations	2,855	4,757	3,094	3,029
Loss from discontinued operations (2)	(146)	-	(333)	(2,288)
Net income	2,709	4,757	2,761	741
Earnings per share of common stock:(3)				
Basic	0.09	0.16	0.09	0.03
Diluted	0.09	0.16	0.09	0.02
Average shares:				
Basic	29,448	29,419	29,483	29,520
Diluted	29,518	29,493	29,528	29,711

(1) Income from continuing operations includes the reversal of a valuation allowance on deferred tax assets of $36,287 and the impact on deferred taxes of a statutory rate change of $1,328.

(2) Discontinued operations includes charges for environmental remediation related to sites of divested businesses.

(3) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period. As such, the sum of the quarters may not necessarily equal the earnings per share amount for the year.

Item 9 ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A ***Controls and Procedures.***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act") that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2012, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, and include those policies and procedures that:

- Pertain to the maintenance of records, that in reasonable detail, accurately and fairly represent the transactions and dispositions of the assets of the Company,

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors of the Company, and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our management concluded that based on its assessment, our internal control over financial reporting was effective as of December 31, 2012. Effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report which appears elsewhere herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B ***Other Information.***

None.

PART III

Item 10 ***Directors, Executive Officers and Corporate Governance.***

Executive Officers of the Registrant

The following table lists the officers of the Company:

Name	Age	Office
Steven M. Klosk (i) (ii)................	55	President, Chief Executive Officer
Shawn P. Cavanagh (i) (ii)............	46	Executive Vice President and Chief Operating Officer
James G. Farrell (ii)..................	46	Vice President and Corporate Controller
William M. Haskel (i) (ii).............	51	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Paolo Russolo (i)	68	President, Cambrex Profarmaco Milano
Gregory P. Sargen (i) (ii)	47	Executive Vice President and Chief Financial Officer

(i) Executive Officer (ii) Corporate Officer

The Company's corporate officers are appointed by the Board of Directors and serve at the Board's discretion.

Mr. Klosk joined Cambrex in October 1992 and has served as President and Chief Executive Officer since May 2008. He also became a member of the Board of Directors in May 2008. Mr. Klosk joined the Company as Vice President, Administration. He was appointed Executive Vice President, Administration in October 1996 and was promoted to the position of Executive Vice President, Administration and Chief Operating Officer for the Cambrex Pharma and Biopharmaceutical Business Unit in October 2003. In January 2005, Mr. Klosk assumed direct responsibility for the leadership of the Biopharmaceutical Business Unit as Chief Operating Officer. In August 2006, Mr. Klosk assumed the responsibility of the Pharma business as Executive Vice President and Chief Operating Officer – Biopharma & Pharma and in February 2007 was appointed to Executive Vice President, Chief Operating Officer and President, Pharmaceutical Products and Services. From 1988 until he joined Cambrex, Mr. Klosk was Vice President, Administration and Corporate Secretary for The Genlyte Group, Inc. From 1985 to 1988, he was Vice President, Administration for Lightolier, Inc., a subsidiary of The Genlyte Group, Inc.

Mr. Cavanagh joined Cambrex in January 2011 and currently serves as Executive Vice President and Chief Operating Officer. From 2007 to 2009 Mr. Cavanagh was with Lonza, which purchased Cambrex Bioproducts, most recently as President of Lonza Bioscience. From 1999 to 2007, Mr. Cavanagh was with Cambrex Bioproducts. While at Cambrex Bioproducts, Mr. Cavanaugh held several positions including President of Cambrex Bioproducts. Prior to joining Cambrex Bioproducts, Mr. Cavanagh held various management and engineering positions with FMC Corporation. Mr. Cavanagh currently serves on the Board of Directors of Thorpewood Inc., a small non-profit organization focusing on serving at-risk youth.

Mr. Farrell joined Cambrex in September 2005 as Corporate Controller. He has served as Vice President and Corporate Controller since July 2007, except for a portion of 2008 when Mr. Farrell was employed by PDI, Inc. as Vice President and Corporate Controller/Interim Chief Financial Officer. From 1994 until 2005, he was with Ingersoll-Rand Company, most recently as Director, Accounting Policy, Procedures and External Reporting. Mr. Farrell was with Ernst & Young from 1988 to 1994, most recently as Audit Manager.

Mr. Haskel joined Cambrex in June 2011 and currently serves as Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer. Prior to joining Cambrex, Mr. Haskel was employed by Wyeth from 1992 until 2010, serving a variety of roles including Vice President and Associate General Counsel-Corporate, Vice President of Global Administration, and Assistant Vice President working with the Chairman and CEO and serving as Secretary to the Management Committee. Prior to 1992, Mr. Haskel was a corporate associate at Hale and Dorr (now WilmerHale).

Dr. Russolo is President, Cambrex Profarmaco Milano and joined the Company in 1994 with the acquisition of Profarmaco Nobel S.r.l. in Milan Italy, where he served as Managing Director since 1982. Dr. Russolo joined Profarmaco Nobel S.r.l. in 1971. Upon the acquisition of Profarmaco Nobel S.r.l., Dr. Russolo continued serving in the role of Managing Director until 2000, when he was appointed to President, Cambrex Profarmaco Business Unit. Upon the completion of the sale of the Landen facility Dr. Russolo assumed his current position.

Mr. Sargen joined Cambrex in February 2003 and has served as Vice President and Chief Financial Officer since February 2007 and Executive Vice President and Chief Financial Officer since January 2011. Mr. Sargen previously held the position of Vice President, Finance. Previously, he was with Exp@nets, Inc. from 1999 through 2002, serving in the roles of Executive Vice President, Finance/Chief Financial Officer and Vice President/Corporate Controller. From 1996 to 1998, he was with Fisher Scientific International's Chemical Manufacturing Division, serving in the roles of Vice President, Finance and Controller. Mr. Sargen has also held various positions in finance, accounting and audit with Merck & Company, Inc., Heat and Control, Inc., and Deloitte & Touche.

The remaining information required by this item will be included in the 2013 Proxy Statement and is incorporated herein by reference.

Item 11 ***Executive Compensation.***

The remaining information required by this item will be included in the 2013 Proxy Statement and is incorporated herein by reference.

Item 12 ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The remaining information required by this item will be included in the 2013 Proxy Statement and is incorporated herein by reference.

Item 13 ***Certain Relationships and Related Transactions and Director Independence.***

The remaining information required by this item will be included in the 2013 Proxy Statement and is incorporated herein by reference.

Item 14 ***Principal Accountant Fees and Services.***

The remaining information required by this item will be included in the 2013 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15 ***Exhibits and Financial Statement Schedules.***

(a) 1. The following consolidated financial statements of the Company are filed as part of this report:

2. (i) The following schedule to the consolidated financial statements of the Company as filed herein and the Report of Independent Registered Public Accounting Firms are filed as part of this report.

All other schedules are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements of the Company or the notes thereto.

3. The exhibits filed in this report are listed in the Exhibit Index on pages 74-77.

SCHEDULE II

CAMBREX CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 and 2010
(dollars in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance Beginning of Year	Charged/ (Credited) to Cost and Expenses	Charged/ (Credited) to Other Accounts	Deductions	Balance End of Year
Year ended December 31, 2012:					
Doubtful trade receivables and returns and allowances	$ 450	$ 193	$ 12	$ 3	$ 652
Deferred tax valuation allowance	77,571	(45,105)	(2,525)	-	29,941
Year ended December 31, 2011:					
Doubtful trade receivables and returns and allowances	$ 1,083	$ (103)	$ (39)	$ 491	$ 450
Deferred tax valuation allowance	77,849	(9,546)	9,268	-	77,571
Year ended December 31, 2010:					
Doubtful trade receivables and returns and allowances	$ 627	$ 478	$ (22)	$ -	$ 1,083
Deferred tax valuation allowance	80,368	(14,246)	11,727	-	77,849

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBREX CORPORATION

By /s/ Gregory P. Sargen
Gregory P. Sargen
Executive Vice President and Chief Financial Officer

Date: February 7, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEVEN M. KLOSK Steven M. Klosk	President and Chief Executive Officer, and Director	February 7, 2013
/s/ GREGORY P. SARGEN Gregory P. Sargen	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	February 7, 2013
/s/ JOHN R. MILLER John R. Miller	Chairman of the Board of Directors	February 7, 2013
/s/ SHLOMO YANAI Shlomo Yanai	Vice Chairman of the Board of Directors	February 7, 2013
/s/ ROSINA B.DIXON Rosina B. Dixon, M.D.	Director	February 7, 2013
/s/ KATHRYN RUDIE HARRIGAN Kathryn Rudie Harrigan, PhD	Director	February 7, 2013
/s/ LEON J. HENDRIX, JR. Leon J. Hendrix, Jr.	Director	February 7, 2013
/s/ ILAN KAUFTHAL Ilan Kaufthal	Director	February 7, 2013
/s/ WILLIAM KORB William Korb	Director	February 7, 2013
/s/ PETER G. TOMBROS Peter G. Tombros	Director	February 7, 2013

EXHIBIT INDEX

Exhibit No.		Description
2.1	--	Agreement for the sale and purchase of the entire issued share capital in each of Zenara Pharma Limited and Zenara Pharma Private Limited dated November 2, 2010, between Camzena Holdings Limited, NuLife (Cyprus) Limited, Ashok Srinivasan Narasimhan, Pradip Khodidas Dhamecna, Cambrex Corporation, Zenara Pharma Limited and Zenara Pharma Private Limited.(W).
2.2	--	Asset purchase agreement dated as of August 7, 2003 between Rutherford Acquisition Corporation and Cambrex Corporation and The Sellers listed in the asset Purchase agreement.(U).
2.3	--	Stock Purchase Agreement dated October 23, 2006 between Lonza America Inc., Lonza Bioproducts AG, Lonza Sales AG, Lonza Group Limited and Cambrex Corporation and Subsidiaries.(P – Exhibit 10.1).
3.1	--	Restated Certificate of Incorporation of Registrant, as amended.(AA).
3.2	--	By Laws of registrant, as amended.(AA).
4.1	--	Form of Certificate for shares of Common Stock of registrant.(A - Exhibit 4(a)).
10.1	--	2009 Long-Term Incentive Plan (as amended and restated as of April 28, 2011).(F).
10.2	--	Directors' Compensation Program.(Q).
10.4	--	William H. Haskel Offer of Employment Letter dated June 3, 2011.(Z).
10.5	--	Form of Performance Share Agreement.(E).
10.7	--	Credit Agreement dated November 2, 2011 between Cambrex Corporation, the subsidiary borrowers party hereto, the subsidiary guarantors party hereto, the lenders party hereto and JP Morgan Chase Bank, N.A., as Administrative Agent.(R).
10.8	--	Settlement Agreement and Release and Environmental Escrow Agreement dated July 30, 2007 between Rutherford Chemicals LLC, Vertellus Specialties Holdings UK Ltd. (formerly Rutherford Chemicals UK Ltd.), Vertellus Specialties UK Ltd. (formerly Seal Sands Chemicals Ltd.), and Vertellus Specialties Holdings Corp. (formerly Rutherford Chemicals Holdings Corp.), and Cambrex Corporation, Nepera, Inc., CasChem Inc., Zeeland Chemicals, Inc., Nepcam, Inc., and Cambrex Ltd.(V).
10.9	--	Shawn P. Cavanagh Offer of Employment Letter.(X).
10.10	--	Supplemental Executive Retirement Plan Change of Control Amendment.(T).
10.11	--	Employment Agreement dated January 17, 2011 between the registrant and Shawn P. Cavanagh.(X).
10.12	--	1994 Stock Option Plan.(C).
10.13	--	1996 Performance Stock Option Plan.(G).
10.14	--	1998 Performance Stock Option Plan.(H).
10.15	--	2000 Employee Performance Stock Option Plan.(H).
10.16	--	Cambrex Corporation Savings Plan.(B).
10.17	--	Cambrex Corporation Supplemental Retirement Plan.(D).
10.18	--	Employment Agreement dated February 6, 2007 between the registrant and Gregory P. Sargen.(S).
10.19	--	Deferred Compensation Plan of Cambrex Corporation (as amended and restated as of March 1, 2001).(M).

10.20	--	Employment Agreement dated February 6, 2007 between the registrant and Paolo Russolo.(S).
10.21	--	2001 Performance Stock Option Plan.(I).
10.22	--	2003 Performance Stock Option Plan.(I).
10.23	--	2004 Performance Incentive Plan.(J).
10.24	--	Directors' Common Stock Fee Payment Plan.(J).
10.25	--	2004 Incentive Plan.(L).
10.26	--	Administrative Consent Order dated September 16, 1985 of the New Jersey Department of Environmental Protection to Cosan Chemical Corporation.(A – Exhibit 10(q)).
10.28	--	Agreement to Lift Sales Restrictions on Certain Vested Options.(N).
10.29	--	Agreement to Accelerate Vesting of Certain Options.(O).
10.30	--	Form of Stock Option Agreement.(R).
10.31	--	Form of Performance Share Unit Agreement.(CC).
10.32	--	Employment Agreement with William M. Haskel.(Z).
10.33	--	Executive Cash Incentive Plan.(BB).
10.34	--	2012 Equity Incentive Plan for Non-Employee Directors.(BB).
21	--	Subsidiaries of registrant.(E).
23	--	Consent of BDO USA, LLP to the incorporation by reference of its report herein in Registration Statement Nos. 333-166260, 333-57404, 333-22017, 33-21374, 33-81782, 333-113612, 333-113613, 333-129473, 333-136529, 333-174124 and 333-181053 on Form S-8 of the registrant.(E).
31.1	--	CEO Certification pursuant to Rule 13a – 14(a) and Rule 15d – 14(a) of the Securities Exchange Act, as amended.(E).
31.2	--	CFO Certification pursuant to Rule 13a – 14(a) and Rule 15d – 14(a) of the Securities Exchange Act, as amended.(E).
32	--	CEO and CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(K).
101.INS	--	XBRL Instance Document.(Y).
101.SCH	--	XBRL Taxonomy Extension Schema.(Y).
101.CAL	--	XBRL Taxonomy Extension Calculation Linkbase.(Y).
101.DEF	--	XBRL Taxonomy Extension Definition Linkbase.(Y).
101.LAB	--	XBRL Taxonomy Extension Label Linkbase.(Y).
101.PRE	--	XBRL Taxonomy Extension Presentation Linkbase.(Y).

See legend on following page

EXHIBIT INDEX

(A) Incorporated by reference to the indicated Exhibit to registrant's Registration Statement on Form S-1 (Registration No. 33-16419).

(B) Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 33-81780) dated July 20, 1994.

(C) Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 33-81782) dated July 20, 1994.

(D) Incorporated by reference to the registrant's Annual Report on Form 10-K for 1994.

(E) Filed herewith.

(F) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the period ending March 31, 2011.

(G) Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-22017) dated February 19, 1997.

(H) Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-57404) dated March 22, 2001.

(I) Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-113612) dated March 15, 2004.

(J) Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-113613) dated March 15, 2004.

(K) Furnished herewith.

(L) Incorporated by reference to registrant's Registration Statement on Form S-8 (Registration No. 333-129473) dated November 4, 2005.

(M) Incorporated by reference to registrant's Annual Report on Form 10-K for year end 2005 filed May 26, 2006.

(N) Incorporated by reference to registrant's Current Report on Form 8-K dated November 7, 2006.

(O) Incorporated by reference to registrant's Current Report on Form 8-K dated June 7, 2005.

(P) Incorporated by reference to registrant's Current Report on Form 8-K filed October 24, 2006.

(Q) Incorporated by reference to registrant's Annual Report on Form 10-K filed February 11, 2010.

(R) Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the period ending September 30, 2011.

(S) Incorporated by reference to registrant's Annual Report on Form 10-K for year end 2006 filed on March 15, 2007.

(T) Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the period ending June 30, 2008.

(U) Incorporated by reference to the registrant's Current Report on Form 8-K dated November 10, 2003.

(V) Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the period ending September 30, 2007.

(W) Incorporated by reference to the registrant's Current Report on Form 8-K dated November 4, 2010.

(X) Incorporated by reference to the registrant's Current Report on Form 8-K dated January 13, 2011.

(Y) Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise not subject to liability.

(Z) Incorporated by reference to the registrant's Current Report on Form 8-K dated June 24, 2011.

(AA) Incorporated by reference to the registrant's Current Report on Form 8-K dated April 30, 2012.

(BB) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the period ending March 31, 2012.

(CC) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the period ending June 30, 2012.